Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of annual meeting of common shareholders and

management proxy circular

Annual meeting March 31, 2016

✓	YOUR VOTE IS IMPORTANT Your participation as a shareholder is very important to us. Please read this management proxy circular and vote your shares.

The Toronto-Dominion Bank

Notice of Annual Meeting of Common Shareholders

WHEN Thursday, March 31, 2016 9:30 a.m. (Eastern)	WHERE Fairmont The Queen Elizabeth 900 René Lévesque Boulevard West Montreal, Quebec H3B 4A5

BUSINESS OF THE MEETING

At the meeting, shareholders will be asked to:

1.	Receive the financial statements for the year ended October 31, 2015, and the auditor’s report on the statements

2.	Elect directors

3.	Appoint the auditor

4.	Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.	Consider the shareholder proposals set out in Schedule A to the management proxy circular

6.	Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 5 of the management proxy circular.

Holders of common shares on February 1, 2016 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,851,319,864 common shares of The Toronto-Dominion Bank outstanding on February 1, 2016.

Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.

By order of the Board of Directors

Philip C. Moore

Senior Vice President, Deputy General Counsel and Corporate Secretary

Toronto, Ontario, Canada

February 1, 2016

Dear shareholders,

Please join us at our 160th annual meeting of common shareholders in Montreal on March 31, 2016.

We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.

We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the meeting in person. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank’s approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the enclosed form of proxy or voting instruction form.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend or participate, there are other ways that you can watch the meeting:

•	Live Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor-relations/ir-homepage/annual-meetings/2016/index.jsp

•	Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2016/index.jsp

We look forward to hearing directly from shareholders at our meeting on March 31st and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the chairman.

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of January 28, 2016, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Additional information about the bank is available on the bank’s website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

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VOTING INFORMATION

PROXY SOLICITATION

You received this circular in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also retain an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

WHO CAN VOTE

On February 1, 2016, the date for determining which shareholders are entitled to vote at the meeting, there were 1,851,319,864 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:

•	the Government of Canada or any of its agencies

•	the government of a province or any of its agencies

•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•	any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.

HOW MANY VOTES DO YOU GET

You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 1, 2016, subject to the restrictions described above.

HOW TO VOTE

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders.

Beneficial Owners (Non-registered Shareholders)

You are a beneficial owner if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf.

For your shares to be voted, carefully follow the instructions on the voting instruction form that you have received from your intermediary in the package containing this circular.

To vote in person at the meeting — (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting. Please register with the bank’s transfer agent, CST Trust Company (CST), when you arrive at the meeting.

To vote by proxy if you do not wish to attend the meeting — complete the enclosed voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary. You can either mark your voting instructions in the voting section of the form or appoint a proxyholder to attend the meeting and vote your shares for you (see “Appointing a Different Proxyholder” below for details).

CST must receive your voting instructions from your intermediary at least 24 hours prior to the meeting. Your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline.

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Registered Shareholders

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System in the United States. You can vote in person at the meeting. If you will not be attending the meeting in person, you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf (see “Appointing a Different Proxyholder” below for details). Carefully follow the instructions on the form of proxy that you have received in the package containing this circular.

To vote in person at the meeting — do not complete the form of proxy or return it. Please register with the bank’s transfer agent, CST, when you arrive at the meeting.

To vote by proxy if you do not wish to attend the meeting — complete and sign the enclosed form of proxy or another legal form of proxy and return the form in the envelope provided or as otherwise indicated on the form of proxy. If you hold a share certificate, you also have the option to vote online by going to www.cstvotemyproxy.com and following the instructions on the enclosed form of proxy.

You may also return your completed form of proxy by mail or hand delivery to the bank’s corporate secretary c/o Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2.

Proxies must be received at least 24 hours prior to the meeting.

APPOINTING A DIFFERENT PROXYHOLDER

You can appoint a different proxyholder if you are a registered shareholder or beneficial owner. The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by CST or the bank’s corporate secretary at least 24 hours before the meeting. Contact information for the bank’s transfer agent is provided on the inside back cover of this circular. Contact information for the corporate secretary is set out above under the heading “Registered Shareholders”.

Registered Shareholders	Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.

Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Check the box “To attend the meeting and vote these shares in person” on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Your proxyholder must attend the meeting in person in order for your vote to be taken.

HOW YOUR PROXY WILL BE VOTED

If you are eligible to vote and you have properly voted, the proxyholder will be required to vote your common shares in accordance with your instructions. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

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If you appoint the persons designated in the enclosed form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•	FOR the election of each nominee set out under the heading “Director Nominees”;

•	FOR the appointment of Ernst & Young LLP as auditor;

•	FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular; and

•	AGAINST each shareholder proposal set out in Schedule A.

CHANGING YOUR VOTE

If you are a registered shareholder and you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by delivering written notification to the bank’s corporate secretary in any of the ways indicated on the enclosed form of proxy not later than 5:00 p.m. (Eastern) on March 30, 2016 or to the chairman of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy. If you are a beneficial owner, please contact your intermediary for instructions on how to revoke your voting instructions.

SHAREHOLDER APPROVAL

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this circular.

AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING

The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in his or her discretion.

VOTING CONFIDENTIALITY

To keep your vote confidential, proxies are counted and tabulated by CST. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.

VOTING RESULTS

Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/investor) and at www.sedar.com and www.sec.gov.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, for beneficial owners and for registered shareholders who hold share certificates. These shareholders can sign-up for e-delivery and vote as follows:

•	If you are a beneficial owner: go to www.proxyvote.com and use the control number provided on your voting instruction form.

•	If you are a registered shareholder who holds a share certificate: go to www.cstvotemyproxy.com and use the control number provided on your form of proxy.

After the meeting, beneficial owners can still sign-up for e-delivery by contacting their intermediary for a unique enrollment number and instructions, and registered shareholders who hold share certificates can sign-up for e-delivery at www.canstockta.com/electronicdelivery or by contacting CST (contact information is provided on the inside back cover of this circular) for further instructions.

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BUSINESS OF THE MEETING

RECEIVE FINANCIAL STATEMENTS

The bank’s comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2015 (the 2015 MD&A), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2015 annual report, which has been mailed to shareholders with this circular and is available at www.td.com, www.sedar.com, and in the bank’s annual report on Form 40-F at www.sec.gov.

ELECT DIRECTORS

The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is located in Schedule B to this circular.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.

APPOINT AUDITOR

The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2015, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.

The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor to and for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2015 annual information form (www.td.com/investor/other.jsp or www.sedar.com).

The fees paid to EY, the current shareholders’ auditor, for services performed during the past three fiscal years are detailed in the table below.

	Fees Paid to Ernst & Young LLP(1)
($ millions)	2015	2014	2013
Audit fees(2)	22.2	21.4	19.7
Audit-related fees(3)	2.6	2.0	2.4
Tax fees(4)	2.8	5.1	3.6
All other fees(5)	0.9	0.6	0.4
Total	28.5	29.1	26.1

(1)	Certain comparative amounts have been reclassified/restated to conform with the presentation adopted in the current period.
(2)

Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

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(3)

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; attest services in connection with mergers and acquisitions including audit procedures related to opening balance sheet and purchase price allocation; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(4)

Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(5)

All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules; database for tax compliance; benchmark studies; regulatory advisory services; and performance and process improvement services.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 26 to 37 of the management proxy circular.”

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.

The board recommends that you vote FOR the approach to executive compensation.

SHAREHOLDER PROPOSALS

Shareholder proposals submitted for consideration at the meeting are attached as Schedule A to this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.

The board recommends that you vote AGAINST each shareholder proposal set out in Schedule A. The board’s reasons for opposing each proposal are also set out in Schedule A.

The deadline for submitting proposals to be considered at next year’s annual shareholders’ meeting is November 3, 2016. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com or facsimile to 416-982-6166.

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DIRECTOR NOMINEES

Fourteen director nominees are proposed for election to the board of directors at the meeting.

Independence		Gender		Tenure
Independent	93%	Female	36%	0-5 years	64%
Non-Independent	7%	Male	64%	6-10 years	29%
				11-15 years	7%

INDEPENDENCE

Thirteen of the nominees proposed for election, including the chairman of the board, are independent – they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.

COMPETENCIES AND ATTRIBUTES

The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule B to this circular.

DIRECTOR PROFILES

The profiles below provide important information on each director nominee, including information about their experience, expertise, and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share, as described in greater detail on page 16) credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

William E. Bennett Age: 69 Chicago, IL, USA Independent Director since May 2004 Results of 2015 vote: 98.9% in favour Designated Audit Committee Financial Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is the former Chief Credit Officer of First Chicago Corporation and its principal subsidiary First National Bank of Chicago. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Risk Management
	• Financial Services			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit (chair) Corporate Governance Risk Combined Total		10 of 10 8 of 8 6 of 6 9 of 9 33 of 33	100% 100% 100% 100% 100%	• Capital Power Corporation (2009 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	500	86,341	86,841	$4,710,256	$4,170,256	8.72
	2015	Nil	78,899	78,899	$4,379,683	$3,839,683	8.11

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Amy W. Brinkley Age: 60 Charlotte, NC, USA Independent Director since September 2010 Results of 2015 vote: 99.6% in favour

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

Key Areas of Expertise/Experience
	• Financial Services			• Legal/Regulatory
	• Governance			• Risk Management
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Human Resources Risk Combined Total		10 of 10 6 of 6 9 of 9 25 of 25	100% 100% 100% 100%	• Carter’s, Inc. (2010 – present) • Roper Technologies, Inc. (2015 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	2,400	30,745	33,145	$1,797,785	$1,257,785	3.33
	2015	2,400	24,995	27,395	$1,520,696	$ 980,696	2.82

Brian C. Ferguson Age: 59 Calgary, AB, Canada Independent Director since March 2015 Results of 2015 vote: 98.9% in favour Designated Audit Committee Financial Expert(1)

Mr. Ferguson is the President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Fellow of Chartered Professional Accountants Alberta.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Government/Public Affairs
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(5) Audit(5) Combined Total		5 of 6 3 of 4 8 of 10	83% 75% 80%	• Cenovus Energy Inc. (2009 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(6)	Total as a Multiple of SOR(6)
	2016	1,027	4,834	5,861	$317,901	($222,099)	0.59
	2015	1,000	Nil	1,000	$ 55,510	($484,490)	0.10

Colleen A. Goggins Age: 61 Princeton, NY, USA Independent Director since March 2012 Results of 2015 vote: 99.8% in favour

Ms. Goggins is a Corporate Director. She was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from 2001 to 2011. Ms. Goggins is a member of the supervisory board of KraussMaffei Group GmbH and a member of the advisory board of SIG Combibloc Group AG. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Risk Combined Total		10 of 10 9 of 9 19 of 19	100% 100% 100%	• Valeant Pharmaceuticals International Inc. (2014 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	6,800	19,084	25,884	$1,403,948	$863,948	2.60
	2015	6,800	14,434	21,234	$1,178,699	$638,699	2.18

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Mary Jo Haddad Age: 60 Oakville, ON, Canada Independent Director since December 2014 Results of 2015 vote: 99.7% in favour

Ms. Haddad is a Corporate Director. She was the President and Chief Executive Officer of The Hospital for Sick Children, Toronto from November 2004 to December 2013. Ms. Haddad holds an undergraduate degree from the Faculty of Nursing at the University of Windsor; a master’s degree in health science from the University of Toronto, and honorary doctorates in law from Ryerson University, the University of Ontario Institute of Technology, and the University of Windsor.

Key Areas of Expertise/Experience
	• Government/Public Affairs			• Senior Executive/Strategic Leadership
	• Risk Management			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(7) Human Resources(7) Combined Total		10 of 10 5 of 5 15 of 15	100% 100% 100%	• Telus Corporation (2014 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(6)	Total as a Multiple of SOR(6)
	2016	100	5,611	5,711	$309,765	($230,235)	0.57
	2015	100	1,922	2,022	$112,241	($427,759)	0.21

Jean-René Halde Age: 67 Saint-Laurent, QC, Canada Independent Director since December 2015

Mr. Halde is a Corporate Director. He was the President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several leading companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master’s degree in Economics from the University of Western Ontario, and a master’s degree in business administration from the Harvard Business School.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Government/Public Affairs
	• Financial Services			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(8) Audit(8) Combined Total		N/A		• Rona Inc. (2015 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(6)	Total as a Multiple of SOR(6)
	2016	2,000	1,897	3,897	$211,373	($328,627)	0.39

David E. Kepler Age: 63 Sanford, MI, USA Independent Director since December 2013 Results of 2015 vote: 99.7% in favour

Mr. Kepler is a Corporate Director. He was an Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee for the Berkeley Foundation.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	• Risk Management			• Technology
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Risk Combined Total		10 of 10 9 of 9 19 of 19	100% 100% 100%	• Autoliv Inc. (2015 – present) • Teradata Corporation (2007 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(6)	Total as a Multiple of SOR(6)
	2016	5,363	6,522	11,885	$644,642	$104,642	1.19
	2015	4,099	4,290	8,389	$465,673	($ 74,327)	0.86

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     9

Brian M. Levitt Age: 68 Lac Brome, QC, Canada Independent Director since December 2008 Chairman since January 2011 Results of 2015 vote: 99.4% in favour

Mr. Levitt is the chairman of the board of directors of the bank. He is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also is currently non-executive Vice-Chair of the law firm Osler, Hoskin & Harcourt LLP, where he previously served in various executive and non-executive leadership positions. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Key Areas of Expertise/Experience
	• Financial Services			• Legal/Regulatory
	• Governance			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Corporate Governance (chair) Human Resources Combined Total		10 of 10 6 of 6 6 of 6 22 of 22	100% 100% 100% 100%	• Domtar Corporation (2007 – present) • BCE Inc. (1998 – 2011) • Bell Canada (2003 – 2011) (reporting issuer but not listed on a stock exchange) • Talisman Energy Inc. (2013 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	30,000	65,455	95,455	$5,177,479	$3,977,479	4.31
	2015	30,000	55,626	85,626	$4,753,099	$3,553,099	3.96

Alan N. MacGibbon Age: 59 Oakville, ON, Canada Independent Director since April 2014 Results of 2015 vote: 99.7% in favour Designated Audit Committee Financial Expert(1)

Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012 and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon also has been non-executive Vice-Chair of the law firm Osler, Hoskin & Harcourt LLP since July 2014. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Senior Executive/Strategic Leadership
	• Risk Management			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Combined Total		10 of 10 8 of 8 18 of 18	100% 100% 100%	• CAE Inc. (2015 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(6)	Total as a Multiple of SOR(6)
	2016	4,044	10,805	14,849	$805,410	$265,410	1.49
	2015	3,933	3,838	7,771	$431,368	($108,632)	0.80

Karen E. Maidment Age: 57 Cambridge, ON, Canada Independent Director since September 2011 Results of 2015 vote: 99.7% in favour Designated Audit Committee Financial Expert(1)

Ms. Maidment is a Corporate Director. Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009. Prior to that, she was the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Financial Services			• Risk Management
	• Insurance			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Corporate Governance Risk (chair) Combined Total		10 of 10 8 of 8 6 of 6 9 of 9 33 of 33	100% 100% 100% 100% 100%	• TD Ameritrade Holding Corporation (2010 – present) • TransAlta Corporation (2010 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	11,590	24,562	36,152	$1,960,884	$1,420,884	3.63
	2015	11,590	18,813	30,403	$1,687,671	$1,147,671	3.13

10    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Bharat B. Masrani Age: 59 Toronto, ON, Canada Non-Independent(9) Director since April 2014 Results of 2015 vote: 99.6% in favour

Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.

	Key Areas of Expertise/Experience
	• Financial Services			• Risk Management
	• Government/Public Affairs			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board		10 of 10	100%	• TD Ameritrade Holding Corporation (2013 – present)
	Equity Ownership				For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 35 and 36
	Year(2)	Common Shares	DSUs(10)		Total Common Shares and DSUs
	2016	617,419	247,586		865,005
	2015	316,422	238,489		554,911

Irene R. Miller Age: 63 New York, NY, USA Independent Director since May 2006 Results of 2015 vote: 99.5% in favour Designated Audit Committee Financial Expert(1)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Financial Services
	• Capital Markets/Treasury			• Marketing/Brand Awareness
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Combined Total		10 of 10 8 of 8 18 of 18	100% 100% 100%	• Inditex, S.A. (2001 – present) • TD Ameritrade Holding Corporation (2015 – present) • Barnes & Noble, Inc. (1995 – 2012) • Coach, Inc. (2001 – 2014)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	20,000	63,649	83,649	$4,537,122	$3,997,122	8.40
	2015	20,000	57,289	77,289	$4,290,312	$3,750,312	7.95

Nadir H. Mohamed Age: 59 Toronto, ON, Canada Independent Director since April 2008 Results of 2015 vote: 99.6% in favour

Mr. Mohamed is a Corporate Director. He was the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.

Key Areas of Expertise/Experience
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	• Senior Executive/Strategic Leadership			• Technology
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Human Resources Combined Total		10 of 10 5 of 6 15 of 16	100% 83% 94%	• Alignvest Acquisition Corporation (2015 – present) • Rogers Communications Inc. (2005 – 2013)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	6,600	42,300	48,900	$2,652,336	$2,112,336	4.91
	2015	6,600	37,127	43,727	$2,427,286	$1,887,286	4.49

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     11

Claude Mongeau Age: 54 Montreal, QC, Canada Independent Director since March 2015 Results of 2015 vote: 96.7% in favour

Mr. Mongeau is the President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company. Prior to June 2009, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the University of Quebec and a master’s degree in business administration from McGill University.

Key Areas of Expertise/Experience
	• Capital Markets/Treasury			• Government/Public Affairs
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)(12)
	Board(5) Audit(5) Combined Total		See footnote 11 for meeting attendance details		• Canadian National Railway Company (2009 – present) • SNC-Lavalin Group Inc. (2003 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2016	36,547	4,710	41,257	$2,237,780	$1,697,780	4.14
	2015	36,547	Nil	36,547	$2,028,724	$1,488,724	3.76

(1)	As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.
(2)

Common share and DSU equity ownership amounts for 2016 are as of January 28, 2016. Common share and DSU equity ownership amounts for 2015 are as of January 28, 2015. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars.

(3)

Mr. Bennett’s total DSUs includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2015 and 2016. Ms. Brinkley’s total DSUs include DSUs earned in respect of service on the board of TD Group US Holdings LLC for 2016. Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2016.

(4)	For 2016 and 2015, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2015 ($54.24) and December 31, 2014 ($55.51).
(5)	Elected to the board and appointed to the audit committee on March 26, 2015.
(6)	Directors have five years from their respective first election date to meet the SOR.
(7)	Appointed to the board and the human resources committee on December 3, 2014.
(8)	Appointed to the board and the audit committee on December 2, 2015.
(9)

Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(10)

Mr. Masrani’s DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 92,444 VSUs as of January 28, 2015 and 95,970 VSUs as of January 28, 2016. Additional details on VSUs can be found on page 56.

(11)

Mr. Mongeau attended 2 of 6 board meetings and 0 of 4 audit committee meetings during fiscal 2015. Mr. Mongeau was unable to attend board and audit committee meetings for a significant part of fiscal 2015 due to a health condition which required throat surgery and radiation treatments. The bank expects that Mr. Mongeau will resume his attendance at board and committee meetings early in 2016.

(12)

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

12    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Key Areas of Expertise/Experience

The following chart consolidates the four “key areas of expertise/experience” set out above for each independent director nominee.

Skills/Experience
Director	Audit/Accounting	Capital Markets/ Treasury	Corporate Responsibility	Financial Services	Governance	Government/ Public Affairs	Insurance	Legal/Regulatory	Marketing/ Brand Awareness	Risk Management	Senior Executive/ Strategic Leadership	Talent Management & Executive Compensation	Technology
William E. Bennett	✓			✓						✓	✓
Amy W. Brinkley				✓	✓			✓		✓
Brian C. Ferguson	✓		✓			✓					✓
Colleen A. Goggins			✓						✓		✓	✓
Mary Jo Haddad						✓				✓	✓	✓
Jean-René Halde	✓			✓		✓					✓
David E. Kepler			✓							✓	✓		✓
Brian M. Levitt				✓	✓			✓			✓
Alan N. MacGibbon	✓									✓	✓	✓
Karen E. Maidment				✓			✓			✓		✓
Irene R. Miller	✓	✓		✓					✓
Nadir H. Mohamed									✓		✓	✓	✓
Claude Mongeau		✓	✓			✓					✓

Board and Committee Meeting Attendance

During the 12-months ended October 31, 2015, the board held nine regularly scheduled meetings and one special meeting. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 96% of all board and committee meetings during fiscal 2015. All nominees who are currently directors (with the exception of Mr. Mongeau, as described in the footnote to the table below) attended more than 75% of total eligible board and committee meetings during fiscal 2015. The following chart summarizes each director nominee’s attendance at board and committee meetings during fiscal 2015.

Director	Board Meetings Attended	Committee Meetings Attended	Total Meetings Attended
William E. Bennett	10 of 10	23 of 23	33 of 33	100%
Amy W. Brinkley	10 of 10	15 of 15	25 of 25	100%
Brian C. Ferguson	5 of 6	3 of 4	8 of 10	80%
Colleen A. Goggins	10 of 10	9 of 9	19 of 19	100%
Mary Jo Haddad	10 of 10	5 of 5	15 of 15	100%
Jean-René Halde	N/A	N/A	N/A	N/A
David E. Kepler	10 of 10	9 of 9	19 of 19	100%
Brian M. Levitt	10 of 10	12 of 12	22 of 22	100%
Alan N. MacGibbon	10 of 10	8 of 8	18 of 18	100%
Karen E. Maidment	10 of 10	23 of 23	33 of 33	100%
Bharat B. Masrani	10 of 10	N/A	10 of 10	100%
Irene R. Miller	10 of 10	8 of 8	18 of 18	100%
Nadir H. Mohamed	10 of 10	5 of 6	15 of 16	94%
Claude Mongeau(1)	See footnote 1 for meeting attendance details

(1)

Mr. Mongeau was unable to attend board and audit committee meetings for a significant part of fiscal 2015 due to a health condition which required throat surgery and radiation treatments. The bank expects that Mr. Mongeau will resume his attendance at board and committee meetings early in 2016.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     13

Additional Information About Directors Not Standing for Election

Messrs. John L. Bragg, Harold H. MacKay and Wilbur J. Prezzano and Ms. Helen K. Sinclair, each of whom is an independent director, will not be standing for re-election at the meeting. Mr. Bragg has served as a director of the bank since October 2004, and is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited. He is also an officer of a number of associated companies, including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg attended 10 of 10 meetings of the board and 8 of 8 meetings of the audit committee during fiscal 2015. Mr. MacKay has served as a director of the bank since November 2004, and is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay attended 10 of 10 meetings of the board, 6 of 6 meetings of the corporate governance committee, and 8 of 9 meetings of the risk committee during fiscal 2015. Mr. Prezzano has served as a director of the bank since April 2003 and chairman of the human resources committee since April 2008. Mr. Prezzano is a Corporate Director and the retired Vice Chairman of Eastman Kodak Company. Mr. Prezzano attended 9 of 10 meetings of the board, 6 of 6 meetings of the corporate governance committee, and 6 of 6 meetings of the human resources committee during fiscal 2015. Ms. Sinclair has served as a director of the bank since June 1996, and is the founder and Chief Executive Officer of BankWorks Trading Inc., a provider of broadcast and webcast services for businesses, and the former President of the Canadian Bankers Association. Ms. Sinclair attended 10 of 10 meetings of the board, 6 of 6 meetings of the human resources committee, and 9 of 9 meetings of the risk committee during fiscal 2015. Mr. Henry H. Ketcham, the Executive Chairman of West Fraser Timber Co. Ltd., an integrated forest products company, served as an independent director from January 1999 until his retirement from the board on March 26, 2015. Mr. Ketcham attended 3 of 4 meetings of the board and 2 of 2 meetings of the human resources committee during the portion of fiscal 2015 in which he was a director of the bank.

14    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the chairman and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations, seek guidance, and discuss issues. The bank believes in a simple, easy to understand compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

In reviewing the compensation paid to directors, compensation was benchmarked against a peer group of large financial institutions and, for reference purposes, was also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.

Financial Institutions	Large Canadian Publicly Traded Companies
• Bank of Montreal • Canadian Imperial Bank of Commerce • Royal Bank of Canada • The Bank of Nova Scotia	• BCE Inc. • Brookfield Asset Management Inc. • Canadian National Railway Company • Canadian Tire Corporation • Enbridge Inc. • Imperial Oil Limited	• Manulife Financial Corporation • Potash Corporation of Saskatchewan Inc. • Suncor Energy Inc. • Sun Life Financial Inc. • Thomson Reuters Corporation

Following the 2015 review, the corporate governance committee determined that the compensation structure was appropriate, and that no changes were required for fiscal 2016.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2015. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.

Annual Cash Retainer
Chairman of the board(1)	$200,000
Other directors(2)	$90,000
Equity Award(3)
Chairman of the board	$200,000
Other directors	$110,000
Additional Committee Membership Fees
Chair of a board committee(4)	$50,000
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

(1)	Does not receive any committee or special meeting fees.
(2)	Includes any compensation for serving on one committee.
(3)	Subject to board approval, directors may receive an equity award paid in the form of DSUs.
(4)	A minimum of 50% of committee chair fees are paid in DSUs.
(5)	Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.
(6)	For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of his or her city of principal residence.

In addition, for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     15

Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.

The bank does not issue stock options as part of director compensation.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Approach to Executive Compensation” section of this circular.

The share ownership requirements for non-employee directors are:

•	Chairman of the board: 6 x annual cash retainer (6 x $200,000 = $1,200,000)

•	Other directors: 6 x annual cash retainer (6 x $90,000 = $540,000)

Each of the bank’s non-employee directors has satisfied the share ownership requirement, except for Ms. Haddad (appointed to the board on December 3, 2014), Mr. Ferguson (elected to the board on March 26, 2015), and Mr. Halde (appointed to the board on December 2, 2015). Ms. Haddad and Messrs. Ferguson and Halde are accumulating equity in accordance with director share ownership guidelines. Each director’s share ownership is set out in the “Director Nominees” section of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during fiscal 2015.

	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chairman ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share- based Awards(4) ($)	All Other Compen- sation ($)	Total(5) ($)
William E. Bennett(6)	90,000	15,000	5,000	50,000	20,000	180,000	110,000	261,780	551,780
John L. Bragg(7)	90,000	—	2,500	—	20,000	112,500	45,834	—	158,334
Amy W. Brinkley(8)	90,000	15,000	—	—	20,000	125,000	110,000	20,833	255,833
Brian C. Ferguson(9)	60,000	—	—	—	13,334	73,334	183,333	—	256,667
Colleen A. Goggins	90,000	—	—	—	20,000	110,000	110,000	—	220,000
Mary Jo Haddad(10)	82,500	—	—	—	—	82,500	110,000	—	192,500
Jean-René Halde(11)	—	—	—	—	—	—	100,834	—	100,834
David E. Kepler	90,000	—	—	—	20,000	110,000	110,000	—	220,000
Henry H. Ketcham(12)	45,000	—	—	—	10,000	55,000	—	—	55,000
Brian M. Levitt	200,000	—	—	—	10,000	210,000	200,000	—	410,000
Alan N. MacGibbon(13)	90,000	—	2,500	—	—	92,500	110,000	178,040	380,540
Harold H. MacKay(7)	90,000	15,000	—	—	20,000	125,000	45,834	—	170,834
Karen E. Maidment	90,000	15,000	2,500	50,000	—	157,500	110,000	—	267,500
Irene R. Miller	90,000	—	2,500	—	20,000	112,500	110,000	—	222,500
Nadir H. Mohamed	90,000	—	—	—	—	90,000	110,000	—	200,000
Claude Mongeau(9)	60,000	—	—	—	6,667	66,667	183,333	—	250,000
Wilbur J. Prezzano(7)	90,000	—	—	50,000	35,000	175,000	45,834	—	220,834
Helen K. Sinclair(7)	90,000	15,000	—	—	—	105,000	45,834	—	150,834

(1)

Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2015 are provided in the “Summary Compensation Table” on page 46 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named executive officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

16    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(2)

Amounts reported in the “Special Meetings” column were paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries.

(3)	Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Other Annual Fees
William E. Bennett	100% Cash	100% Cash
Colleen A. Goggins	100% DSUs	40% Cash; 60% DSUs(14)
David E. Kepler	100% Common Shares	100% Cash
Harold H. MacKay	100% Cash	100% DSUs
Helen K. Sinclair	100% Cash	100% Cash

(4)

DSUs awarded on December 9, 2015 relate to the period from November 1, 2015 to October 31, 2016. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)

The total director compensation awarded in fiscal 2015, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 11, 2014, or in the case of Mr. Ferguson and Mr. Mongeau on March 27, 2015, was $3,795,833.

(6)

The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Bennett for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A. Total fees paid to Mr. Bennett for service on these subsidiary boards was composed of: US$76,730 annual director retainer; US$35,000 audit committee chair fee; US$10,000 additional committee membership fee for serving on two committees; and US$13,500 special meeting fees. Mr. Bennett also received an equity grant of US$75,000 on December 9, 2015 in respect of his service on these subsidiary boards. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 3, 2014 to October 30, 2015 (C$1.2452 = US$1.00).

(7)	Ms. Sinclair and Messrs. Bragg, MacKay and Prezzano are not standing for re-election at the meeting and their equity awards were pro-rated accordingly.
(8)

The amount reported in the “All Other Compensation” column represents the pro-rated director retainer fees paid to Ms. Brinkley for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC.

(9)

Messrs. Ferguson and Mongeau were elected as directors on March 26, 2015 and their annual fees were pro-rated accordingly. Messrs. Ferguson and Mongeau each received an equity award on March 27, 2015 of $73,333 and an equity award of $110,000 on December 9, 2015.

(10)	Ms. Haddad was appointed as a director on December 3, 2014 and her annual fees were pro-rated accordingly.
(11)	Mr. Halde was appointed as a director on December 2, 2015 and his equity award was pro-rated accordingly.
(12)	Mr. Ketcham did not stand for re-election at the annual meeting held on March 26, 2015 and his annual retainer fees were pro-rated accordingly.
(13)

The amount reported in the “All Other Compensation” column represents the pro-rated director retainer fees of US$36,730 paid to Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A. Mr. MacGibbon also received an equity grant on June 17, 2015 of US$31,250 in addition to an equity award of US$75,000 on December 9, 2015 in respect of his service on these subsidiary boards. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 3, 2014 to October 30, 2015 (C$1.2452 = US$1.00).

(14)	Ms. Goggins elected to receive her other annual fees in 40% Cash and 60% DSUs prior to making the change to 100% DSUs to be effective the second quarter of fiscal 2015.

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CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfills its role directly and through committees to which it delegates certain responsibilities. The board and its committees are committed to maintaining the bank’s leadership position in corporate governance and to evaluating and, as necessary, improving the bank’s governance policies and procedures to meet or exceed evolving best practices and standards and regulatory guidance. The reports of the board and its committees below are all as at October 31, 2015.

REPORT OF THE BOARD OF DIRECTORS

The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in Schedule B to this circular for details). The board believes that it has fulfilled its responsibilities in fiscal 2015. In carrying out these responsibilities, the board, as a whole, particularly focused on the following initiatives:

Succession Planning

•    Reviewed the bank’s ongoing succession planning and talent management strategy and plans behind key leadership roles.

•    Approved changes to the senior executive team and the bank’s organization structure.

Strategy

•    Reviewed the bank’s strategic plans with management, including by evaluating the major risks facing the bank and the bank’s strategy and approach to address these risks, and focusing on organic and acquisition growth opportunities, customer experience in new digital and distribution channels, and the strategic implications of new and potentially disruptive technologies and business models for the bank’s competitive position.

•    Focused on the bank’s technology infrastructure and capabilities, including overseeing and reviewing technology initiatives underway to improve agility, speed and cost effectiveness, as well as the technology initiatives in each of the bank’s businesses.

•    Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value and provided appropriate challenge and guidance to management.

•    Provided input on the draft strategic plan and subsequently approved the bank’s 2015 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans.

Risk Management

•    Focused on the bank’s risk appetite and, upon the recommendation of the risk committee, approved the bank’s risk appetite statement.

•    Reviewed the bank’s enterprise-wide stress testing, including the impacts of the stress tests on the bank’s capital and earnings.

•    Reviewed the bank’s cyber security program, including regulatory oversight and external perspectives of cyber security.

Financial Reporting

•    On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, accompanying management’s discussion and analysis, and earnings news releases on quarterly and annual results.

Operations

•    Considered the risks facing the bank’s various businesses as part of the regular reporting by the bank’s business leaders, and oversaw the operations of the bank’s businesses in light of the board-approved strategic plan.

•    Focused on initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational effectiveness.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2015, are provided below. Detailed disclosure of the bank’s corporate governance policies and practices is contained in Schedule B to this circular. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.

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REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

Committee Members (at fiscal year-end)

Brian M. Levitt (chair); William E. Bennett; Harold H. MacKay; Karen E. Maidment; and Wilbur J. Prezzano

Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2015	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2015

Responsibilities

The corporate governance committee, chaired by the chairman of the board, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:

•	setting the criteria for selecting new directors and the board’s approach to director independence

•

identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders

•

developing and, where appropriate, recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank

•	reviewing and recommending the compensation of the non-management directors of the bank

•	satisfying itself that the bank communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the board and committees

•	overseeing an orientation program for new directors and continuing education for directors

•	monitoring the functions of the Ombudsman, including by reviewing with the Ombudsman periodic reports on the activities of the Office of the Ombudsman

The committee meets regularly without management present and separately with the General Counsel.

2015 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance practices and standards:

Board Composition

•    As part of its ongoing oversight of board succession, continued to address board composition and recruitment.

•    Identified Mr. Jean-René Halde, retired President and Chief Executive Officer of the Business Development Bank of Canada, as a new director candidate. For further information about Mr. Halde, see the “Director Nominees” section of this circular.

Committee Chair Succession	• Considered the structure and composition of the board’s committees, including succession planning for the committee chairs.

Governance Developments

•    Considered the “proxy access” regime proposal put forth by the Canadian Coalition for Good Governance.

•    Implemented a goal for each gender to comprise at least 30% of the bank’s independent directors.

•    Evaluated the results of a benchmarking exercise of certain of the board’s governance policies and determined the existing policies were appropriate.

Regulatory Requirements

•    Engaged in considerable discussion related to the ways in which the board and each of its committees meets the expectations of the bank’s regulators, various supervisory bodies and other stakeholders, all of which continued to increase during 2015, including the governance structure of the bank’s U.S. intermediate holding company (IHC).

•    Oversaw the ongoing implementation of the governance structure of the IHC to comply with the enhanced prudential standards established by the Board of Governors of the Federal Reserve System under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

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Subsidiary Governance

•    Oversaw enhanced linkages between the bank’s board and the board of directors of the IHC and the bank’s U.S. banking subsidiaries, including board and committee membership overlaps between the bank, IHC and U.S. banking subsidiaries.

•    Oversaw the bank’s investment in TD Ameritrade Holding Corporation (TD Ameritrade), including the linkages between the bank’s board and the board of directors of TD Ameritrade.

Director Education	• Oversaw the implementation of the online Director Learning and Development Site, which provides directors with self-directed and on-demand learning opportunities.

Corporate Responsibility

•    Reviewed the bank’s Corporate Responsibility Report with management and received a report on the bank’s relative performance in various rankings and ratings as well as an update on progress in setting corporate responsibility goals and targets.

Ombudsman	• Oversaw the Ombudsman and considered key themes for complaints escalated to the Ombudsman or external ombudsmen and progress at the bank to improve procedures and address root causes.

REPORT OF THE AUDIT COMMITTEE

Committee Members (at fiscal year-end)

William E. Bennett* (chair); John L. Bragg; Brian C. Ferguson*; Alan N. MacGibbon*; Karen E. Maidment*; Claude Mongeau; and Irene R. Miller* (* audit committee financial expert)

Independence The committee is composed entirely of independent directors	Meetings 8 during fiscal 2015 (including 2 joint sessions with the risk committee)	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2015

Responsibilities

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and effectiveness of the internal and external audit functions. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:

•	overseeing reliable, accurate and clear financial reporting to shareholders

•	overseeing the effectiveness of internal controls, including internal controls over financial reporting

•	directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee

•	overseeing the shareholders’ auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies

•	acting as the audit committee and conduct review committee for certain subsidiaries of the bank that are federally-regulated financial institutions and insurance companies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the chief auditor, the chief compliance officer, and the global anti-money laundering officer.

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2015 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Oversight of Internal Controls

•    Reviewed information with respect to testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions.

•    Received updates from the internal audit, finance, compliance and global anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions as well as appropriate succession planning for all key resources, and confirmed the appointment of the bank’s new chief auditor.

•    Received regular updates from the bank’s chief auditor on the status of major project audits, effectiveness of key controls, emerging risks, and enterprise-wide themes.

•    Considered the results of the cross-sector review of internal audit conducted by the Office of the Superintendent of Financial Institutions (OSFI).

•    Reviewed and approved the annual audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle and there are sufficient resources to carry out the plan.

Oversight of Shareholders’ Auditor

•    Oversaw the bank’s annual and quarterly financial reporting process, including the work of the shareholders’ auditor.

•    Conducted the annual evaluation of the shareholders’ auditor, including in respect of: the auditor’s independence, objectivity and professional skepticism; quality and qualifications of the engagement team, including the lead partner; and quality of the communication and service provided.

•    Received updates on the action plans resulting from the evaluation.

•    Reviewed the annual independence report of the shareholders’ auditor and received updates from the shareholders’ auditor on accounting and auditing developments.

•    Recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•    Reviewed recent regulatory developments globally affecting auditors and their impact on the bank, including the SEC concept release on audit committee disclosure.

•    Approved the Policy for Annual and Periodic Comprehensive Review of the External Auditors.

IFRS and Regulatory Requirements, including Disclosures

•    Oversaw the bank’s reporting under International Financial Reporting Standards (IFRS) and received an overview of the bank’s implementation project to address the new financial instruments accounting standards under IFRS 9 with a focus on impairment and the upcoming U.S. GAAP impairment standard.

•    Reviewed enhanced disclosures mandated by OSFI and by the SEC and management’s annual report disclosure improvements.

•    Reviewed the correspondence between regulators and the bank related to financial reporting.

Compliance

•    Received updates on consumer compliance and the implementation of the U.S. Dodd-Frank Wall Street Reform and Consumer Reform Act.

•    Oversaw the implementation of OSFI’s revised Regulatory Compliance Management Guideline and considered the basis for the chief compliance officer’s opinion which included receiving regular reporting on key compliance testing and monitoring issues and regulatory developments.

•    Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and developing the compliance department’s annual plan, and reviewed and approved the compliance department’s annual plan.

Anti-Money Laundering/ Terrorist Financing

•    Reviewed and approved the bank’s global anti-money laundering (AML) department’s annual plan, including the bank’s AML strategic priorities.

•    Oversaw the execution of the bank’s global anti-money laundering/anti-terrorist financing (ATF) programs, including economic sanctions requirements, including by reviewing regular reports by the global anti-money laundering officer on the design and operation of the AML/ATF program.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2015 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

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REPORT OF THE RISK COMMITTEE

Committee Members (at fiscal year-end)

Karen E. Maidment (chair); William E. Bennett; Amy W. Brinkley; Colleen A. Goggins; David E. Kepler; Harold H. MacKay; and Helen K. Sinclair

Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2015 (including 2 joint sessions with the audit committee and 1 joint session with the HRC)	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2015

Responsibilities

The risk committee is responsible for overseeing the management of the bank’s risk profile and the implementation of a sound risk management system throughout the organization. The committee approves enterprise-wide risk management frameworks and policies, recommended by the bank’s management, that support compliance with the bank’s risk appetite, reinforce the bank’s risk culture, and monitors risk trends and the management of risks. The committee’s main responsibilities, as set out in its charter, include:

•

approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•	reviewing and recommending the bank’s risk appetite statement and related metrics for approval by the board and monitoring the bank’s major risks as set out in the ERF

•	reviewing the bank’s risk profile against risk appetite metrics

•	providing a forum for “big-picture” analysis of an enterprise view of risk including considering trends and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present.

2015 Highlights

The committee, together with the full board of directors, has been, and will continue to be, focused on providing strategic counsel and fostering substantive dialogue with management on risk matters. In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Enterprise Risk and Risk Appetite Frameworks

•    Reviewed and approved the bank’s enterprise risk and risk appetite frameworks, which continue to further integrate the risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•    Received in-depth presentations from executives focused upon the application of and performance against risk appetite in their respective business segments.

•    Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•    Reviewed risk management’s assessment of the bank’s risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation.

•    Reviewed risk management’s input from primary business segments on performance against risk appetite in consideration of talent review and succession planning.

•    Oversaw the further enhancement and development of risk frameworks for all of the bank’s major risk categories.

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Governance, Risk and Control

•    Reviewed and approved the bank’s Crisis Management Recovery Plan as part of the committee’s commitment to monitoring the effectiveness and sustainability of the bank’s governance, risk and control framework.

•    Reviewed the bank’s technology risk management and information security program and participated in a number of discussions that covered, among other matters, cyber security, management’s oversight of key risks and challenges for the bank’s primary business segments, management’s articulation of the bank’s risk culture, and updates on the management of fraud and insurance risk.

•    Reviewed management updates on Canadian consumer debt and residential secured lending, accounting changes for provisions for credit losses, supplier risk management, and the risk data aggregation reporting initiative.

Emerging Risk

•    Received emerging risk updates and participated in a number of discussions regarding emerging risks, including a session facilitated by an external subject matter expert.

•    Considered and discussed how the bank manages emerging risks, including planning for uncertain, systemic and unexpected impacts.

Risk Culture

•    Continued focus on ensuring the bank supports a culture which promotes accountability, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

•    Reviewed presentations and was actively engaged in the development of an approach to examine, document and assess the bank’s risk culture.

•    Participated in a Canadian bank cross-sector survey on risk culture and conducted an internal assessment of the bank’s risk culture.

Risk Management Activities

•    Reviewed a number of presentations on risk management activities, including compliance with risk management policies and risk limits, reports relating to the internal capital assessment process, the results of enterprise risk stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, an in-depth review of the bank’s credit portfolio, and the further development of the Model Risk Management Framework.

•    Requested and participated in a number of management presentations on issues of specific relevance, such as stress testing, cyber security risks, and oil and gas exposure including impacts to the Canadian economy and consumers in addition to direct exposure.

•    Carried out an in-depth review of the asset concentration limits for the bank’s significant credit portfolios.

•    Oversaw treasury and balance sheet management non-trading market and liquidity risks and related activities.

Risk Management Reports

•    Reviewed the quarterly enterprise risk dashboards, and approved further enhancements to ensure alignment with changes to the bank’s risk appetite framework.

•    Received updates on the management of the bank’s major risk types and reports on any significant exposures relating to the major risk types, including monitoring the bank’s risk exposure across the organization.

•    Considered the results of the risk management independent third-party assessment as part of the committee’s assessment of the effectiveness of the risk management function.

•    Considered the results of reviews by the bank’s regulators and supervisors relating to the bank’s risk management function and activities and oversaw management’s actions in response.

For more information on how the bank manages risk, please see the “Managing Risk” section of the bank’s 2015 MD&A (www.td.com/investor).

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HUMAN RESOURCES COMMITTEE

LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the board of directors, the HRC oversees the bank’s approach to executive compensation. In this letter we provide you with a brief overview of the key elements of the bank’s approach, as well as highlights of performance and other factors that were considered when determining the compensation awarded to the Group President and Chief Executive Officer (CEO) for 2015. More extensive disclosure of the bank’s approach is provided in the “Compensation Discussion and Analysis” section of this circular.

Our objective is to provide clear and comprehensive disclosure to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting. We have been pleased with the high levels of support the bank has received on these votes to date, and, following a review of the program completed over the past two years, continue to believe that the approach as described in this circular is appropriate.

TD’S APPROACH TO EXECUTIVE COMPENSATION

The bank’s approach to executive compensation is based on six key principles, which are described on page 28 of this circular. These principles provide an overview of the range of considerations that go into developing the overall approach, including the selection of key measures and other factors that drive the incentive pay decisions for the CEO and other members of the senior executive team (SET). Consistent with these principles, we have a balanced approach that considers key measures aligned with the bank’s strategy, and allows for the use of discretion to ensure that we are able to achieve appropriate pay for performance outcomes.

The bank’s strategy is to be a North American retail focused financial institution that is a leader in customer service and convenience. We build franchise businesses with repeatable and growing earnings streams, and we have a strong risk focus throughout the organization. We believe that this business mix and customer and risk focus will allow the bank to deliver long-term profitable growth, supporting future dividend growth, both of which are key drivers of shareholder value.

To ensure that incentive pay outcomes reflect successful execution of this strategy, the two key internal performance measures (i.e., measures that are evaluated against annual targets set by the HRC) in the incentive plan for the CEO and other members of the SET are adjusted net income after tax and a measure of our customers’ experience. The net income measure ensures that executives are focused on the bottom line and producing profitable growth. Similarly, the bank differentiates itself by being a leader in customer experience and convenience, as this can be a durable source of competitive advantage. Including a customer experience measure in our incentive plans ensures that our executives remain focused on the customer while generating profitable growth.

In addition to the key metrics outlined above, the performance of the bank relative to a peer group of the bank’s Canadian peers is an important consideration when determining final compensation awards. This allows us to appropriately align pay with performance, taking into account external market conditions and the performance of the bank’s competitors.

A key to the success of our compensation system is that we rely on judgment. We do not believe that there is a perfect formula for achieving appropriate outcomes, so we make sure that the HRC has the ability to apply discretion to achieve the right outcomes. We use discretion, as appropriate, to account for performance relative to the board approved risk appetite, as well as unexpected or unanticipated internal or external developments. Over the past several years, we have made a number of discretionary adjustments to the outcomes mathematically determined under the incentive plan, and once again have made a small discretionary reduction for 2015. This net reduction was made after considering a number of factors, including the impact of foreign exchange on financial results and the impact of the introduction of a new methodology for evaluating customer experience during the year. A more formulaic approach to compensation would have resulted in awards that were higher than we believe was appropriate in these circumstances.

2015 BANK PERFORMANCE AND COMPENSATION FUNDING

As outlined above, when determining year-end funding under the Executive Compensation Plan, the committee considers bank performance against a number of key measures and targets that are established at the beginning of the year, as well as performance against the bank’s risk appetite and consideration of discretionary adjustments. The following table provides a summary of results for fiscal 2015 (full details can be found starting on page 39 of the circular):

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Internal Measures(1)	Target	Result	Comment	Impact on Funding
Adjusted Net Income After Tax (NIAT)	$8,257	$8,754	• 6.0% above target	+4.8%
Customer Experience(2)	48.7%	46.4%	• 2.3% below target	-2.3%
Relative Measures(1)(3)	TD	Peer Avg.	Comment	Impact on Funding
Adjusted Earnings Per Share (EPS) Growth	8.0%	7.3%	• Median position	Comparable to peers, no adjustment
1-Year Total Shareholder Return (TSR) (year ending Oct 31)	0.4%	-2.7%	• One of two Canadian Banks with positive TSR in fiscal 2015
Adjusted Return on Risk Weighted Assets	2.40%	2.24%	• Median position
Risk Measure			Comment	Impact on Funding
Chief risk officer review of performance against the risk appetite of the bank during the year with results presented to a joint session of the risk and human resources committees			• TD was found to be in alignment with the risk appetite in 2015	No adjustment
Discretionary Adjustments			Comment	Impact on Funding
HRC review of material unanticipated or unexpected events that occurred during the year			• Small reduction to achieve outcome the HRC felt was appropriate given performance during the year	-1.5%
Final Funding Factor				+1.0%
(1)

Adjusted results are different from reported results determined in accordance with IFRS, the current generally accepted accounting principles (GAAP). Adjusted results, items of note, and related terms are not defined under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” on page 11 of the 2015 annual report for further explanation and reconciliation of the bank’s non-GAAP measures to reported basis results.

(2)

Customer experience results are based on feedback provided by thousands of customers following an interaction with the bank. Additional details on the methodology used to determine the results can be found on page 31 of this circular.

(3)

Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. In addition to the measures listed, the committee considers a number of additional performance indicators including return on equity, operating leverage, capital ratios, three-year TSR and three-year EPS.

A final funding factor of +1.0% means that the incentive compensation pool for the CEO and other SET members was 101% of their aggregate target compensation. The 2015 factor was 3.6% less than the final factor that was used to determine pool funding in 2014.

CEO PERFORMANCE AND COMPENSATION

In addition to the funding available under the Executive Compensation Plan, when determining the final compensation awards for the CEO we also considered the results of a comprehensive assessment process that incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Masrani and the board at the beginning of the year.

These goals and objectives included a number of important strategic and operational initiatives critical to the long-term success of the organization. The board was very pleased with Mr. Masrani’s performance and believes he had a very successful first year as CEO.

After considering his personal performance, the performance of the bank during the year, and the distribution of incentive awards to other members of the senior executive team, the board approved total direct compensation for Mr. Masrani of $9.0 million, equal to his target compensation for the year. This represented an increase of 10% from compensation awarded to Mr. Masrani during 2014, an increase that is largely due to the change in target compensation that occurred when he assumed the role of CEO on November 1, 2014.

YOUR FEEDBACK

Over the past several years we have reviewed a number of aspects of our compensation program, and made a number of enhancements to our disclosure in response to feedback received from shareholders and other stakeholders. We believe that ongoing dialogue of this nature is important, and we continue to welcome your feedback on the bank’s approach to compensation, this disclosure, and any related questions you may have ahead of the advisory, say-on-pay vote.

We invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com. Emails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt	Bill Prezzano
Chairman of the Board	Chair of the Human Resources Committee

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REPORT OF THE HUMAN RESOURCES COMMITTEE

Committee Members (at fiscal year-end)

Wilbur J. Prezzano (chair); Amy W. Brinkley; Mary Jo Haddad; Brian M. Levitt; Nadir H. Mohamed; and Helen K. Sinclair

Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2015, including 1 joint session with the risk committee	Charter Review The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2015

•

The HRC oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis, as well as its talent management strategy and progress, including succession planning for the senior-most executives at the bank.

•	The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

•

The committee also discusses programs for the broader employee population, including the design of material employee compensation plans, significant or strategically important compensation initiatives, and broad-based retirement and benefit programs.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to ensure alignment with the regulatory requirements in the jurisdictions in which the bank operates.

TD has established robust retirement and benefits plan governance models to ensure appropriate strategic and on-going oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to three senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.

In the 2015 financial year, the HRC’s work included:

•	overseeing the talent management and succession planning process for senior executives, including changes to the SET that took effect on January 2, 2016

•	approving the succession plans for members of the SET and the heads of key control functions

•	recommending performance objectives for the CEO to the board of directors for approval, and evaluating performance against these objectives

•	recommending compensation for the CEO to the board of directors for approval

•	approving compensation for members of the SET, the heads of the bank’s control functions, and for the 50 highest paid employees across the bank

•	reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•	reviewing an annual report on key employee compensation and broader total rewards initiatives impacting front line employees

•	reviewing certain employee pay metrics, including a comparison of CEO pay over time relative to compensation for the median employee and relative to median Canadian household income

•	participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools

•	discussing the implications of current and potential future regulatory changes on the design and delivery of the bank’s compensation arrangements

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•	reviewing the design and operation of the bank’s executive compensation plan relative to key peers

•	reviewing pension investment strategies and investment performance for TD’s material retirement plans, and continuing an ongoing review of the retirement strategy for the bank’s employees

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Frederic W. Cook & Co., Inc. (FWC) is a compensation consulting firm that consults to a large number of Fortune 500 firms throughout the United States and Canada, including in the financial services industry, and was first engaged by the committee in 2006. FWC provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, FWC assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and FWC has not performed any services for, or received any fees from, management since the committee engagement began in 2006.

The total fees paid to FWC represent less than 1% of its firm revenue. The table below shows the fees paid to FWC over the past two fiscal years.

		Fees Paid to FWC
		2015		2014
Executive Compensation-Related Fees	US$	91,318	US$	110,241
All Other Fees		–		–

In addition to the services provided by FWC, the HRC annually receives the results of a review conducted by the bank’s internal audit team assessing the controls that are in place to ensure compensation practices are aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and Implementation Standards (collectively, FSB Guidelines) and, where applicable, other jurisdiction specific regulations. In 2015, the review assessed the bank’s practices, including plan design, compensation oversight, compensation risk alignment, and certain jurisdiction specific requirements. The conclusion of the review was a satisfactory rating, with no material findings noted.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.

For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule B — Disclosure of Corporate Governance Practices of this circular for information on the continuing education of the bank’s directors.

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COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of this circular:

Approach to Executive Compensation (starting on page 28) — Provides information on the principles considered by the bank when designing executive compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the bank’s executive compensation programs to the FSB Guidelines.

2015 Performance and Compensation (starting on page 38) — Describes the link between actual pay and performance in 2015 for the bank’s named executive officers (NEOs), including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the NEOs.

Additional Disclosure (starting on page 50) — Provides additional information required by regulators and recommended disclosure best practices, including details about material risk takers, pension plans, termination and change of control benefits, and the stock option program.

APPROACH TO EXECUTIVE COMPENSATION

•	Balanced approach to executive compensation that is aligned with the bank’s strategy and the expectations of the bank’s shareholders and regulators.

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Share ownership requirements extend post-retirement for all executives at the executive vice president level and above.

•	Bank programs have been independently reviewed and determined to be in material alignment with the FSB Guidlines, and key controls are assessed annually by the bank’s internal audit team.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis to ensure they continue to remain appropriate and aligned with the bank’s strategy:

1.	Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.

Effective risk management — Ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.

Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for performance — Align compensation with the bank’s desire to create a performance culture and clear relationships between pay and performance.

6.	Pay competitively — Set target compensation to ensure competitiveness in the markets where the bank competes for talent.

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OVERVIEW OF EXECUTIVE COMPENSATION

Executive compensation at the bank includes base salary, variable compensation, benefits, perquisites, and retirement arrangements.

Element	Description
Base Salary	•	Fixed component of total compensation to provide a base level of earnings throughout the year.
	•	Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.
Variable Compensation	•	Significant portion of total compensation for all executives, consisting of cash incentive and equity based deferred compensation.
	•	Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to ensure that compensation is aligned with performance.
	•	A detailed description of how variable compensation awards are determined is provided under the heading “Determining Variable Compensation – How the Executive Compensation Plan Works” below.
Benefits and	•	Provided to support the health and wellness of executives and their families.
Perquisites	•	Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.
	•	Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation related expenses, and are eligible for an annual health assessment.
Retirement	•	Provided to support the financial well being of executives in retirement.
Arrangements	•	Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.
	•	Additional details regarding the pension plans can be found starting on page 52 of this circular.

DETERMINING VARIABLE COMPENSATION — HOW THE EXECUTIVE COMPENSATION PLAN WORKS

The CEO, CFO and other NEOs, as well as approximately 1,800 of the bank’s most senior executives, participate in the Executive Compensation Plan. There are four key steps in determining variable compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the Executive Compensation Plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

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For all executives, the target is reviewed annually, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the “Benchmark Companies” discussion box below.

The equity compensation target is established to ensure a meaningful portion of total direct compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-retirement for senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the NEOs, the following companies were considered when determining target compensation for fiscal 2015:

•

Bharat Masrani, Colleen Johnston — Primary peer group is composed of large Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia. Also consider similarly sized U.S. financial institutions: PNC Financial and U.S. Bancorp.

•	Bob Dorrance, Tim Hockey — Large Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•

Mike Pedersen — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank: BB&T Corporation, Fifth Third Bancorp, KeyCorp, Regions Financial Corporation, and SunTrust Banks Inc.

Evaluating Business Performance

Under the Executive Compensation Plan, business performance is evaluated and a business performance factor is calculated based on a combination of internal measures and other discretionary factors, including a risk adjustment. Each of the bank’s business units have a business performance factor that can range from 0% to 130% of target. To avoid potential conflicts of interest and to motivate enterprise thinking at a senior executive level, the business performance factor for all executives in risk and control functions, human resources, and for SET members considers only enterprise-wide performance and is not linked to the performance of a specific business unit. The following diagram outlines the factors considered when determining a business performance factor:

How We Assess Business Performance — Internal Measures

At the start of each fiscal year, the HRC establishes NIAT and customer experience targets that are used to evaluate business performance at the end of the year. Outlined below are additional details on the internal performance metrics, including commentary on how NIAT targets are set.

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Net Income After Tax — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the Executive Compensation Plan, representing a minimum of 80% of the weighting for internal measures. The bank calculates results, including NIAT, in two ways — “reported” results, which are prepared in accordance with IFRS, the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank removes “items of notes”, net of income tax, from reported results.1 The items of note relate to items which management does not believe are indicative of underlying business performance. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan.

How We Set NIAT Targets

For fiscal 2015, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (GDP growth, regulatory and other changes) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium term in nature, one-time items, and other differences in expectations from year to year.

Critical to the bank’s approach is a review at year-end of key drivers of business performance during the year as well as performance relative to the expectations that were referenced when setting targets. This process is used to assist the committee in making discretionary adjustments to the calculated business performance factors to ensure that final factors appropriately reflect performance during the year.

Customer Experience — TD strives to be a leader in customer service and convenience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of thousands of customer interviews ensuring regular feedback for the customer facing positions that deliver on the bank’s strategy.

The bank continually assesses the measurement tools and is in the process of updating the questions asked to assess the customer experience. For 2015, customer experience in the bank’s various businesses was evaluated in one of two ways:

1.

Customer Experience Index (CEI) — CEI has been the customer experience measurement used by TD across all lines of business for many years where customers are asked about their willingness to recommend TD.

2.

Legendary Experience Index (LEI) — LEI represents the future of customer experience measurement at TD. It was launched for TD Canada Trust and TD Bank, America’s Most Convenient Bank lines of business in 2015 – and will be introduced for TD Wealth, TD Insurance, and Commercial Banking in 2017. LEI asks customers to provide a perception of their experience, whether it was exceptional, and if it influenced their future purchase intention with TD.

Within the Executive Compensation Plan, customer experience results for SET members, including the CEO and other NEOs, are evaluated against a bank-wide composite that incorporates the CEI and LEI results from the different business segments. The 2015 target and actual customer experience results disclosed on page 39 of this circular increased significantly from 2014. These year-over-year results are not directly comparable given the changes in the assessment methodologies outlined above.

How We Assess Business Performance — Other Discretionary Factors

The Executive Compensation Plan is designed to incorporate committee judgment to achieve appropriate pay for performance outcomes at the end of the year. The HRC believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, and other unexpected circumstances that arise during the year, as well as to eliminate the possibility of unintended awards determined by a formula.

In determining whether or not to apply discretion, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance relative to expectations that were used when NIAT targets were established (other discretion). The following provides a description of each of these components:

[1]

Adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” on page 11 of the 2015 annual report for further explanation and reconciliation of the bank’s non-GAAP measures to reported basis results.

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Risk Appetite — The bank’s strategy incorporates a disciplined approach to risk management which is reflected in the board-approved risk appetite framework. The committee believes that it is important to consider risk outcomes during the year when determining compensation awards. To facilitate the committee’s consideration of risk outcomes, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees at year-end. This scorecard assesses the enterprise and business unit performance against the bank’s risk appetite. Risk adjustments can only be used to reduce the business performance factor, and there is no limit on potential reductions. Thus, incentive awards (including both cash and equity) may be reduced to zero.

Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To facilitate this review, at the start of each fiscal year the committee approves a scorecard of performance measures that is considered when assessing business performance against peers. The scorecard considers three key metrics and a number of other performance indicators as the HRC believes that this group of measures provides a broad assessment of business performance during the year.

Key Performance Metrics
EPS Growth	• A measure of profitability that takes into account changes in the equity structure of the bank such as share issuances to fund merger and acquisition activity and/or share buybacks.
TSR	• Measures the combined impact of changes in share price and dividends paid during the year.
• Allows for alignment of compensation with the experience of shareholders during the year.
RWA	• Allows for consideration of the amount of risk taken to generate earnings. • Aligned with TD’s focus on generating strong risk-adjusted returns.
Other Performance Indicators
Capital Ratios	• Maintaining capital levels that ensure the bank is well positioned for the evolving regulatory and capital environment is important for the bank’s long-term success.
Return on Equity	• Equal to net income divided by total equity.
• An important measure as the ability to re-invest earnings at an appropriate ROE is a driver of future earnings growth.
Operating Leverage	• The difference between revenue growth and expense growth.
• An important measure of the ability to appropriately manage expenses and turn revenue growth into profitability.
3-Year EPS and TSR

• Reviewing EPS and TSR over a three-year period allows for consideration of performance over the medium term, which can mitigate starting point bias, and reflect the bank’s ability to sustainably grow both earnings and dividends.

When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/- 10%, with the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies

For 2015, relative performance was assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.

The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.

Note: Revenue is for the 2015 fiscal year, assets and market capitalization are as of October 31, 2015.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	641.9	19.4	48.9
Canadian Imperial Bank of Commerce	463.3	13.9	39.8
Royal Bank of Canada	1,074.2	35.3	107.9
The Bank of Nova Scotia	856.5	24.0	74.0

Average	759.0	23.2	67.7

TD	1,104.4	31.4	99.6
TD’s rank (out of 5)	1	2	2

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Other Discretion: The committee’s objective is to ensure appropriate pay for performance outcomes after a comprehensive assessment of performance (incorporating all of the elements outlined above), and will apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including differences between outcomes and the expectations that were referenced when establishing NIAT targets. Over the past several years, discretion has been applied to reduce awards to account for a number of items, including: unanticipated acquisitions, unanticipated private equity gains, changes in foreign exchange rates, and the impact of litigation reserves reported as an item of note.

In the event the bank were to experience significant losses or other negative outcomes, the committee would exercise negative discretion to achieve appropriate outcomes, irrespective of the +/-20% impact associated with the internal measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, incentive awards (including cash and equity) may be reduced to zero.

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year (i.e., there are not separate pre-grant performance conditions for the different components of compensation).

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

Under the plan, awards to individual executives may range from 0% to 150% of the calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). As a result, the range of possible awards for an individual executive is from 0% to 195% of target with the top end achieved by multiplying the maximum possible business performance factor of 130% by the maximum possible individual performance multiplier of 150% (130% x 150% = 195%). However, the sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives have been within a much narrower range than is theoretically possible under the plan. Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Key performance objectives for the CEO are reviewed and approved by the board of directors. Performance objectives for all executives include a standard set of accountabilities regarding risk and control behaviours. The purpose of the standard accountabilities is to make sure that important non-financial measures are evaluated and appropriately considered prior to performance assessments being completed and compensation decisions being made. Each year, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues that were identified during the year.

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Pay Mix

Once final compensation for the year is determined, variable incentive awards are separated into cash and equity incentives in accordance with minimum deferral levels established by the bank. These deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals the mix of compensation is aligned with regulatory expectations.

Equity incentives for senior executives are awarded as either stock options or performance share units (PSUs). The following graph provides a summary of target pay mix by level for participants in the Executive Compensation Plan.

As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis, all of which are linked to performance during the year, and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.

Deferred compensation, delivered in the form of PSUs or stock options, represents the most significant component of compensation for the NEOs and other senior executives. The following table provides additional details on these awards.

Plan	Performance Share Units	Stock Options
Description

PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and are subject to an adjustment at maturity to reflect bank performance over the performance period.

A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price).
Vesting / Term	PSUs cliff vest and are paid out at the end of three years.	Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Performance Measures	At Award:
	• Business performance – NIAT, customer experience, risk adjustment, relative performance, discretion	As outlined on pages 30 to 33 of this circular
• Individual performance – performance against objectives, calibration to peers, consideration of risk and control outcomes
Note: Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.

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Plan	Performance Share Units	Stock Options
Performance Measures (continued)	To Determine Final Value:	To Determine Final Value:
	• Value depends on share price at maturity	• Value depends on increase in share price between the date of grant and the date of exercise.
• The final number of PSUs is also subject to an adjustment of +/- 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows:
(TD TSR – average peer TSR) x 3 +100%
Other Conditions	• Unvested awards may be cancelled in the event of resignation or termination.

•    Redemption value of PSUs can be reduced down to zero and stock options may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite. To support the potential adjustment of deferred compensation, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warrant a reduction to deferred compensation. The conclusions of this review are discussed at a joint session of the board’s risk and human resources committees.

•    All variable compensation is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of such a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual, group, or plan basis will be impacted and to what extent) based on the facts and circumstances.

In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into deferred share units (DSUs). DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash after the executive departs the bank. Certain executives may also receive vesting share units (VSUs) which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 56.

SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements (SOR) are designed to align the interests of the bank’s executives with the long-term interests of shareholders. As detailed in the below table, executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement to create an incentive to focus on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

All executives, upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares until the executive’s SOR has been met. In addition, executives who do not meet their SOR at the end of their compliance timeline will have their annual compensation mix shifted to equity from cash until they meet their requirement. The following tables outline the SOR for bank executives and titled officers in the bank’s Wholesale Banking segment.

Bank Title	SOR	Time to Meet	Post Retirement Hold
Group President and Chief Executive Officer	10 x base salary	3 years	2 years
Group Head / Deputy Chair	6 x base salary	3 years	1 year
Executive Vice President	4 x base salary	5 years	1 year
Senior Vice President	2 x base salary	5 years	N/A
Vice President	1.5 x base salary	5 years	N/A
Business Title	SOR	Time to Meet	Post Retirement Hold
President and CEO TD Securities	1 x target total direct compensation	3 years	1 year
Vice Chair TD Securities	4 x base salary	5 years	N/A
Deputy Chair / Managing Directors TD Securities	2 x base salary	5 years	N/A

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The following table compares actual share ownership against the ownership requirements for the NEOs as of December 31, 2015.

Name	Ownership Requirement	Actual Share Ownership of NEOs at December 31, 2015				Ownership Multiple of Base Salary(1)
		Directly Held ($)	Share Units		Total Ownership ($)	Based on Directly Held & Vested Compensation Only	Based on Total Ownership
			Vested(2) ($)	Subject to Vesting ($)
Bharat Masrani	10 x base salary	33,488,800	13,429,055	11,188,386	58,106,240	46.92	58.11
Colleen Johnston	6 x base salary	5,547,337	8,531,235	3,957,789	18,036,361	28.16	36.07
Bob Dorrance	1 x target total direct compensation	31,519,153	35,520,971	9,941,187	76,981,311	8.94	10.26
Mike Pedersen	6 x base salary	225,649	1,414,522	9,655,252	11,295,423	2.63	18.14
Tim Hockey	6 x base salary	1,082,296	8,138,182	6,855,803	16,076,281	18.44	32.15
(1)	Mr. Dorrance’s ownership multiple is stated as a percentage of target total direct compensation, consistent with his ownership requirement.
(2)

The value of Messrs. Masrani’s, Pedersen’s and Hockey’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included for each of Messrs. Masrani and Hockey was $5,205,404 and for Mr. Pedersen was $714,983.

Under the bank’s trading policies, all employees and directors are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of their outstanding equity compensation awards. All equity compensation plans include a general prohibition against entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of equity awards granted as compensation.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the Financial Stability Board (FSB), an international body that is playing a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines, which were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. The FSB Guidelines have been endorsed by many regulators and governments around the world, including Canada.

In 2010 and 2013, the HRC commissioned an external independent consultant, Global Governance Advisors, to review the bank’s material compensation plans and assess alignment with the FSB Guidelines and effective risk management. In both years, the independent review concluded the bank’s material compensation plans were in material alignment with the FSB Guidelines and effective risk management.

In addition, each year the bank’s internal audit team assesses the controls that have been put in place to ensure that compensation practices are aligned with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past three years, the conclusion of the review has been a satisfactory rating.

A key focus of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management. As a result, the bank ensures that risk is a key consideration throughout the four stages of the compensation process.

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Process Steps	Risk Considerations
Plan Design

•    All executive compensation plans incorporate a risk adjustment that gives the committee the ability to modify mathematically determined pools to reflect risk or other relevant factors. Discretionary risk adjustments are not limited, so all incentive awards can be reduced to zero as appropriate.

•    Material compensation plan design is reviewed by the chief risk officer. He must review and endorse any changes to ensure that the design does not create an incentive for risk taking beyond the bank’s risk appetite.

Pool Determination

•    The pool of funds available for allocation as incentive awards under the executive compensation plan is based on performance on internal measures (financial performance, customer experience), and other discretionary measures including performance relative to the peer group, risk adjustments, and other adjustments at the discretion of the committee.

•    To support the discretionary risk adjustment, the chief risk officer presents an enterprise risk appetite scorecard to the board’s risk and human resources committees at year-end. The scorecard assesses the enterprise and business units’ performance against the board approved Risk Appetite Statement which includes measures (quantitative and qualitative) for all risk types, including credit, operational, regulatory and legal, trading, market, and liquidity risk. Specific risk metrics, while aligned, vary for the enterprise and by unit, and involve measures such as stress scenarios, internal audit findings, value-at-risk, operational risk indicators, liquidity and capital ratios, loan loss ratios and asset concentration and quality.

•    This process allows the committee to appropriately consider risk when determining executive compensation pools, and to ensure that compensation is appropriately linked to the bank’s risk-adjusted performance.

Individual Award Decisions

•    All variable compensation awarded (cash and equity) is based on performance over the year and includes risk adjustments as appropriate.

•    To ensure objective consideration of risk, audit, and other control issues, the CEO and the head of human resources meet with the chief auditor, the group head and general counsel, and the chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and organizational structure.

•    There are standard accountabilities regarding risk and control behaviours embedded into the performance assessments for all bank executives. Similarly, TD Securities employees are evaluated on a scorecard of governance, control, and risk management behaviours as part of the performance assessment process. Results on the standard accountabilities and scorecards are considered when year-end performance and compensation decisions are made.

•    There is a comprehensive enterprise-wide process for identifying and assessing the impact of any risk and control related events identified during the performance assessment process. This includes a review of events with the head of human resources, the chief risk officer, and the group head and general counsel to help ensure all significant issues are considered. Each year, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues that were identified during the year.

•    The committee approves compensation for the SET members, the heads of the bank’s control functions, and the 50 highest paid employees across the bank, including consideration of results on the standard accountabilities and scorecard measures.

Post Award Adjustments

•    Equity awards can be reduced in value or forfeited at the discretion of the HRC in certain circumstances such as non-compliance with the bank’s risk appetite.

•    To support the potential risk adjustment of equity awards, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warrant a reduction to deferred compensation. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees.

•    All awards under executive compensation plans are subject to claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a three year look-back period.

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2015 PERFORMANCE AND COMPENSATION

•    In determining the business performance factor for the SET, including the CEO, the HRC applied negative discretion to take into account the difference between assumptions made when targets were set and performance outcomes during the year.

•    The final business performance factor used to determine the pool available for distribution to the SET was equal to 101% of target incentive, a decrease of 3.6% from the business performance factor for 2014.

Incentive compensation for the NEOs is awarded through the Executive Compensation Plan, which aligns compensation outcomes with key strategic objectives, while also considering risks taken during the year compared to the bank’s risk appetite, and individual performance. This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual NEO when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the form set forth by the Canadian Securities Administrators.

2015 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

In the “Approach to Executive Compensation” section of this circular the following four steps that are used to determine annual compensation awards under the Executive Compensation Plan were described in detail.

Steps two through four occur at the end of the year and are designed to make sure that final compensation awards are appropriately aligned to the risk-adjusted performance of the bank.

Evaluating Business Performance in 2015

The following diagram summarizes the calculation of the business performance factor for the CEO, other NEOs, and other members of the SET for 2015.

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Additional details on the business performance factor calculations are provided in the following table.

Measures	Description of 2015 Performance(1)
Internal	• The following table summarizes the results against the targets that were established for the internal measures of performance during 2015 for the NEOs and other members of the SET:
		2014 Actual	2015 Target	2015 Actual	vs. Target	Leverage	Weight	Impact on Factor
	Adjusted NIAT (growth) ($ in millions)	$8,127	$8,257	$8,754	6.0%	1	80%	4.8%
	Customer Experience(2) (difference)	33.6%	48.7%	46.4%	-2.3%	5	20%	-2.3%
							Total	2.5%

•  The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2015, including expectations regarding challenges in the operating environment such as the continued low interest rate environment and ongoing regulatory and tax changes. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

•  Customer experience results are a composite of a number of different calculations in the bank’s different businesses. Each year, the weighting of the composite is refined to reflect business changes and to ensure that the underlying measures are driving the appropriate behaviours in the bank’s employees.

•  At the end of the year, the final NIAT and customer experience results were compared to the targets that were established, and the impact on the business performance was calculated.

Risk Adjustment

•  At year-end, the chief risk officer presented an enterprise risk scorecard to the risk and human resources committees. The scorecard considered qualitative and quantitative evaluations of all types of risk across the bank and concluded that all businesses operated within the approved risk appetite during 2015.

•  As a result, the committee did not make any risk adjustments for 2015.

Relative Performance

•  The 2015 peer group consisted of the following companies: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•  The following is a summary of actual performance against the relative performance measures approved by the committee. Since there are five companies in the peer group (including TD), a third place position is median.

Relative Performance Measure	Results	Relative Performance
Adjusted EPS Growth 1-year TSR Adjusted Cash Return on RWA	8.0% 0.4% 2.4%	Median Above median Median

•  The committee also considers a number of other performance indicators, including capital ratios, return on equity, operating leverage, three year TSR, and three year adjusted EPS growth to ensure the bank is not a significant outlier relative to peers and to provide a view of performance over the medium term. In 2015, the bank had mixed results on these measures relative to peers, ranking above median on three (three-year TSR, three-year EPS growth, and operating leverage), at median on one (return on equity), and below median on one (capital ratios).

•  After considering all of the above, and discussing relative performance with senior management, the committee determined that it was appropriate to make no adjustment related to relative performance during the year.

Other Discretionary Adjustments

•  At year-end, the committee considers other relevant factors when determining the final business performance factors to apply. In 2015, the committee reviewed actual experience against the assumptions that were made when the NIAT and customer experience targets were established. This included consideration of items such as the impact of changes in foreign exchange rates, and the impact of newly introduced next generation customer experience metrics.

•  After considering the mathematically determined awards under the plan, the difference between assumptions and actual experience, and other relevant factors including relative performance and the year-over-year results, the committee applied total negative discretion of 1.5%.

Final Business Performance Factor

•  The end result after combining the factors above was a business performance factor of 101.0% for the SET, which the committee thought was appropriate given performance during the year.

•  This represented a year-over year decrease of 3.6% from the final factor of 104.6% in 2014.

(1)

Performance measures that include an earnings component are based on the bank’s full-year adjusted results as explained in “How the Bank Reports” beginning on page 11 of the bank’s 2015 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

(2)	For additional details on the way the bank measures customer experience, including an explanation of the year-over-year change in customer experience results, see page 31 of this circular.

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Determining Funds Available for 2015

A business performance factor of 101% means that the committee could allocate total variable compensation awards to the various members of the SET, including the CEO, equal to 101% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

Evaluating Individual Performance to Determine Individual Awards — CEO

The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Masrani and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, risk management, customer, employee and community objectives.

After considering the results of these annual assessments, and in consultation with the committee’s independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards for 2015.

Bharat Masrani

Group President and Chief Executive Officer, TD Bank Group

During 2015, Mr. Masrani was responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani established the strategic direction for the bank and allocated the bank’s financial and human capital. Mr. Masrani was also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance

Under Mr. Masrani’s leadership, the bank delivered strong financial performance in 2015 while delivering on initiatives required to support future growth. Key highlights for 2015 include:

•	Record adjusted earnings of $8.8 billion

•	Adjusted EPS growth of 8%

•	TSR of 0.4%, exceeding the peer average, and one of only two Canadian banks to achieve positive TSR in fiscal 2015

•	Leveraged organic growth opportunities between businesses, including $23 billion in referrals to TD’s Wealth business from other TD businesses in Canada

•

Continued leadership and focus on the mobile and digital space, including ranking first in Canadian mobile adoption and online unique visitors according to comScore, Inc., a global media measurement and analytics company, and having the highest ranked app in the Apple App Store® amongst Canadian banks

•	Reviewed and optimized operations, and implemented a more streamlined, agile organization structure to position the bank for future growth

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In addition to the financial and operational results outlined above, the bank continued to focus on customer, employee and community objectives. Results during the year included:

•	External recognition as a leader in service and convenience across many businesses including:

¡

TD Canada Trust was ranked “Highest in Customer Satisfaction Among the Big Five Retail Banks” for the tenth consecutive year by J.D. Power and Associates, a global marketing information services firm, and retained the #1 spot in “Customer Service Excellence” among the Big Five Retail Banks by Ipsos, a marketing research company, for the 11th consecutive year

¡	TD Canada Trust also won the “Online Banking Excellence” and “Mobile Banking Excellence awards among the Big Five Retail Banks from Ipsos

¡	TD Bank, America’s Most Convenient Bank won the U.S. Small Business Banking award for the Northeast from J.D. Power

•

While the bank continued to receive external recognition as a leader in service and convenience, internal customer experience results were below target, largely as a result of the phased in implementation of the Legendary Experience Index, a new methodology, and higher standard, for evaluating customer experience intended to maintain the bank’s focus on providing a truly differentiated customer experience (additional details on LEI are provided on page 31 of this circular)

•	Employee engagement score of 4.17, aligned with top employer benchmarks, but down three basis points from 2014

•	Recognized on the Dow Jones Sustainability World Index list, the benchmark for global leaders in economic, for environmental and social responsibility

During the year, the strength of TD was reflected in external recognition, including being named one of the World’s Most Admired Companies for 2015 by Fortune Magazine and one of the World’s Safest Banks for 2015 by Global Finance Magazine.

CEO Compensation

During 2014, the HRC recommended and the board approved the fiscal 2015 compensation arrangements for Mr. Masrani in the role of Group President and Chief Executive Officer. When determining target compensation, the committee considered compensation levels at, and the relative size of, the peer group of companies as well as trends in CEO compensation. After considering these factors, Mr. Masrani’s salary was set at $1 million and his total direct compensation target was set at $9 million for 2015. The Committee completed a similar review in 2015 and no changes were made to his target compensation for 2016.

The following table illustrates the mathematically determined results obtained by applying the business performance factor of 101% to the target total compensation for the CEO.

	2015 Target Compensation	2015 Business Performance Factor	2015 Funds Available
Salary	$1,000,000	N/A	$1,000,000
Cash Incentive	$1,700,000	101%	$1,717,000
Equity Incentive	$6,300,000	101%	$6,363,000
Total Direct Compensation	$9,000,000	N/A	$9,080,000

After considering his overall performance and the year-over-year decrease in the business performance factor for members of the SET, the committee recommended and the board approved final total direct compensation for Mr. Masrani of $9,000,000.

The following table highlights the final total direct compensation awarded to Mr. Masrani for the past two years.

	2014	2015	2015 Mix
Salary	$ 750,000	$1,000,000	11%
Cash Incentive	$2,520,000	$1,700,000	19%
Equity Incentive	$4,905,000	$6,300,000	70%
Total Direct Compensation	$8,175,000	$9,000,000	100%

The year-over-year increase in total compensation of 10% was driven largely by an increase in target compensation associated with Mr. Masrani assuming the role of Group President and Chief Executive Officer on November 1, 2014.

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CEO Performance Compensation Over Time

The following table compares the grant date value of compensation awarded to the bank’s prior CEO, Mr. Clark (from 2011 – 2014) and Mr. Masrani (for 2015) in respect of performance as CEO with the actual value received from compensation awards. The actual compensation received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding. This analysis allows the committee to consider compensation outcomes for the CEO when determining new awards.

Year	CEO	Total Direct Compensation Awarded (000s)(1)	Actual Total Direct Compensation Value as of December 31, 2015 (000s)	Value of $100
				Period	CEO(2)	Shareholder(3)
2011	Clark	$11,275	$18,140	10/31/10 to 12/31/15	$161	$177
2012	Clark	$10,750	$15,808	10/31/11 to 12/31/15	$147	$167
2013	Clark	$10,300	$10,889	10/31/12 to 12/31/15	$106	$149
2014	Clark	$11,325	$ 9,478	10/31/13 to 12/31/15	$ 84	$122
2015	Masrani	$ 9,000	$ 7,211	10/31/14 to 12/31/15	$ 80	$101
				Weighted Average	$117	$143

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.

(2)	Represents the actual value to the CEO (Mr. Clark from 2011 – 2014, Mr. Masrani for 2015) for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Evaluating Individual Performance to Determine Individual Awards — Other NEOs

The final stage in determining year-end awards for the other NEOs under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against pre-defined goals and objectives that were agreed to at the beginning of the year.

To ensure a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the head of human resources met with the chief auditor, the group head and general counsel, and the chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process for the heads of key control functions, including the chief financial officer, the chief risk officer, the chief compliance officer, the chief auditor and the chief anti-money laundering officer, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of these executives.

Based on the results of the annual assessment process outlined above, and in consultation with the committee’s independent advisor, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

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Colleen Johnston

Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group (until January 1, 2016)

Appointed Group Head, Direct Channels, Technology, Marketing, and Real Estate, TD Bank Group effective January 2, 2016

During 2015, Ms. Johnston was accountable for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement / analysis and statutory reporting as well as for leading the tax and investor relations function. Ms. Johnston was also responsible for a portfolio of corporate functions including strategic sourcing and corporate communications.

Ms. Johnston is a key member of the SET, leading the finance, strategic sourcing and corporate communications functions and representing the bank externally to analysts and investors during 2015. Key highlights for 2015 include:

•

Played a key leadership role in driving sustainable productivity improvement for TD through restructuring initiatives, enhanced expense disciplines and focus on appropriate investments in future growth and efficiency

•	For 2015, TD achieved positive operating leverage on an adjusted basis despite a slower revenue growth environment

•

Continued to lead the investor relations function in executing a comprehensive relationship management program focused on the bank’s investors, potential investors and analysts, including an investor day focused on the Canadian Retail business.

•	The Investor Relations team was recognized with six IR Magazine awards in 2015, and Ms. Johnston was recognized for the Best Investor Relations by a CFO (large cap) for the fifth year in a row

•	Chaired the bank’s Women in Leadership initiative and was actively involved in driving the bank’s broader diversity agenda

•	Achieved higher employee engagement scores from 2014, despite significant change in the organization

•	Continued to build and develop the finance leadership bench, successfully positioning the team for the future

•	Continued to be actively involved in the community with key roles in several not-for-profit and community organizations

After considering her overall performance, the year-over-year decrease in the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Ms. Johnston of $3,000,000 for 2015. The following table highlights the final total direct compensation awarded to Ms. Johnston for the past two years.

	2014	2015	2015 Mix
Salary	$ 500,000	$ 500,000	17%
Cash Incentive	$ 740,000	$ 700,000	23%
Equity Incentive	$1,860,000	$1,800,000	60%
Total Direct Compensation	$3,100,000	$3,000,000	100%

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Bob Dorrance

Group Head, Wholesale Banking, TD Bank Group

Chairman, CEO & President, TD Securities

Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience.

Under Mr. Dorrance’s leadership, the Wholesale Banking segment delivered adjusted net income of $873 million, an increase of 7% from 2014. The earnings were driven by strong core revenue growth, with robust performance in trading, corporate lending and debt underwriting both in Canada and the U.S. Other 2015 business highlights of the Wholesale Banking segment include:

•	Return on common equity of 15.2%

•	Expanded product offerings to U.S. clients

•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2015)

•	Won a record four GlobalCapital Bond Awards in the Sovereign, Supranational and Agency category

•	Awarded nine StarMine Analyst Awards in equity research by Thomson Reuters

After considering his overall performance, the year-over-year decrease in the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Dorrance of $7,800,000 for 2015. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.

	2014	2015	2015 Mix
Salary	$ 500,000	$ 500,000	6%
Cash Incentive	$2,700,000	$2,620,000	34%
Equity Incentive	$4,800,000	$4,680,000	60%
Total Direct Compensation	$8,000,000	$7,800,000	100%

Mike Pedersen

Group Head, U.S. Personal and Commercial Banking, TD Bank Group

President & CEO TD Bank, America’s Most Convenient Bank

Mr. Pedersen is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience and proactively managing TD’s relationships with U.S. stakeholders.

As outlined above, Mr. Pedersen is responsible for the majority of businesses that make up the bank’s U.S. Retail segment. Excluding the contribution from TD Ameritrade, the bank’s U.S. Retail segment delivered adjusted earnings of US$1.7 billion, an increase of 5% over 2014. The increase was primarily due to strong organic growth, lower provisions for credit loss, good expense management, and a lower effective tax rate, partially offset by lower loan margins and lower gains on sales of securities. Canadian dollar adjusted earnings of C$2.2 billion, an increase of 20% over 2014, benefitting from a strengthening of the U.S. dollar during the year.

Other 2015 business highlights of the U.S. Retail segment include:

•	Outperformed U.S. peers in loan growth and household acquisition

•	Deepened share of wallet for new and existing customers

•	Named “Best Big Bank in America” by Money Magazine

•	Won the 2015 J.D. Power U.S. Small Business Banking award for the Northeast

•	Named to DiversityInc.‘s Top 50 Companies in the U.S. for diversity

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After considering his overall performance, the year-over-year decrease in the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Pedersen of US$5,500,000 for 2015. The following table highlights the final total direct compensation awarded to Mr. Pedersen for the past two years.

	2014	2015	2015 Mix
Salary	US$ 500,000	US$ 500,000	9%
Cash Incentive	US$1,720,000	US$1,700,000	31%
Equity Incentive	US$3,330,000	US$3,300,000	60%
Total Direct Compensation	US$5,550,000	US$5,500,000	100%

Tim Hockey

Group Head, Canadian Banking and Wealth Management, TD Bank Group

President and CEO, TD Canada Trust (until January 2, 2016)

During 2015, Mr. Hockey was responsible for TD’s Canadian banking and wealth management businesses, and was accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience. Mr. Hockey left the bank on January 2, 2016 to assume the role of President of TD Ameritrade Holding Corporation.

As outlined above, Mr. Hockey was responsible for the majority of businesses that make up the bank’s Canadian Retail segment during 2015. The segment achieved record adjusted earnings of $5.9 billion, an increase of 8% over 2014. The increase was primarily due to good loan and deposit volume growth, good wealth asset growth, strong credit performance, and higher insurance earnings, partially offset by margin compression and expense growth. Other 2015 business highlights of the Canadian Retail segment include:

•	Recognized as industry leading in customer service excellence with distinctions including:

¡	TD Canada Trust ranked Highest in Customer Satisfaction Among the Big Five Retail Banks for the 10th consecutive year by J.D. Power

¡	TD Canada Trust retained the #1 spot in Customer Service Excellence among the Big Five Retail Banks for the 11th consecutive year according to Ipsos

¡	TD Wealth Private Investment Advice received the second-highest numerical score for overall customer satisfaction in the proprietary J.D. Power 2015 Canadian Full Service Investor Satisfaction Study

•	TD Insurance achieved a record $3.9 billion in total premiums

•	TD Asset Management, the manager of TD Mutual Funds, had record long-term fund sales and record assets under management reaching $100 billion

•	Maintained strong Canadian market share in key products:

¡	first in direct investing by asset, trade, and revenue market share

¡	first in real estate secured lending, personal deposit, and credit card market share

¡	second in personal loan market share

¡	second in business banking deposit and loan market share

After considering his overall performance, the year-over-year decrease in the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Hockey of $5,500,000 for 2015. The following table highlights the final total direct compensation awarded to Mr. Hockey for the past two years.

	2014	2015	2015 Mix
Salary	$ 500,000	$ 500,000	9%
Cash Incentive	$1,720,000	$1,700,000	31%
Equity Incentive	$3,330,000	$3,300,000	60%
Total Direct Compensation	$5,550,000	$5,500,000	100%

Mr. Hockey forfeited all unvested equity awards, including those made in respect of fiscal 2015, when he moved to TD Ameritrade to assume the role of President on January 2, 2016.

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SUMMARY COMPENSATION TABLE

The Summary Compensation Table below presents details of the total compensation earned in fiscal 2015, 2014, and 2013 for each of the bank’s NEOs.

						Non-Equity Incentive Plan Compensation(2) ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1)			Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
				(#)	($)
Bharat Masrani(5) Group President and Chief Executive Officer, TD Bank Group	2015	1,000,000	4,221,000	186,268	2,079,030	1,700,000	1,314,500	383,692	10,698,223
	2014	750,000	3,270,000	141,668	1,635,019	2,520,000	(958,900)	377,685	7,593,804
	2013	589,593	2,752,590	131,456	1,376,318	2,124,027	1,494,600	1,437,502	9,774,631
Colleen Johnston(6) Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group	2015	500,000	1,206,000	53,220	594,015	700,000	182,100	49,479	3,231,594
	2014	500,000	1,240,000	53,724	620,039	740,000	258,100	77,350	3,435,489
	2013	500,000	1,140,000	54,448	570,060	640,000	394,900	39,405	3,284,365
Bob Dorrance Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities	2015	500,000	3,135,600	138,372	1,544,439	2,620,000	N/A	12,773	7,812,812
	2014	500,000	3,200,000	138,636	1,600,026	2,700,000	N/A	43,798	8,043,824
	2013	500,000	2,700,000	128,944	1,350,018	2,200,000	N/A	8,052	6,758,070
Mike Pedersen(5) Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank	2015	622,611	3,804,360	60,868	679,378	2,116,878	368,400	103,761	7,695,388
	2014	545,300	3,245,925	50,276	580,245	1,875,832	373,800	141,839	6,762,941
	2013	503,307	1,868,970	89,256	934,492	1,320,256	370,800	643,417	5,641,243
Tim Hockey(6) Group Head, Canadian Banking and Wealth Management, TD Bank Group and President and CEO, TD Canada Trust	2015	500,000	2,211,000	97,568	1,089,005	1,700,000	246,300	55,201	5,801,507
	2014	500,000	2,220,000	96,180	1,110,033	1,720,000	171,800	40,943	5,762,776
	2013	500,000	1,810,000	86,440	905,010	1,310,000	174,200	60,566	4,759,776

(1)

In 2015, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Ms. Johnston, Mr. Dorrance, Mr. Pedersen, and Mr. Hockey by $1,160,729, $331,640, $862,265, $379,299 and $607,995, respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2015 awards was 21% of the share price. This is the average compensation value for stock option awards for the five years from December 2010 to December 2015. The accounting fair value for the December 2015 awards was 9.3% using the following inputs: risk free interest rate of 1%; expected life of 6.31 years; volatility of 15.82%; and dividend yield of 3.45%.

The number of options for 2013 has been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common shares, which has the same effect as a two for one stock split.

(2)

Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. During 2015, Ms. Johnston elected to defer 80% of her cash incentive into DSUs.

(3)

The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 52 of this circular. In 2014 the compensatory change for Mr. Masrani was negative as his pre-CEO benefits became fixed and frozen on October 31, 2014.

(4)

The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to the NEOs. The following table provides details for the 2015 amounts reported above.

Name	Transportation Costs/ Perquisite Allowance ($)	Relocation/ Housing Related Costs ($)	Tax/ Financial Planning ($)	Wellness/ Club Membership ($)	Premiums and Applicable Taxes ($)	Total Incremental Cost ($)
Bharat Masrani	45,022	221,173	104,852	11,348	1,296	383,692
Colleen Johnston	40,096	4,321	—	4,351	711	49,479
Bob Dorrance	7,711	—	—	4,351	711	12,773
Mike Pedersen	45,188	799	29,885	—	27,888	103,761
Tim Hockey	34,136	16,004	—	4,351	711	55,201

(5)

Over the three year period reported in the table above, Mr. Masrani’s and Mr. Pedersen’s compensation was awarded in a combination of Canadian and U.S. dollars. Where required, the exchange rate used to convert their U.S. dollar compensation, excluding share-based and option-based awards, was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2015 = 1.2452; 2014 = 1.0906; 2013 = 1.0198). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the US/CDN Reuters spot rate on the date the awards were granted (2015 = 1.3587; 2014 = 1.149; 2013 = 1.0595).

(6)

Ms. Johnston was appointed Group Head, Direct Channels, Technology, Marketing, and Real Estate effective January 2, 2016. Mr. Hockey left the bank on January 2, 2016 to assume the role of President of TD Ameritrade Holding Corporation.

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INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2015.

	Option-based Awards(1)					Share-based Awards(1)(2)
Name	Number of Securities Underlying unexercised Options	Option exercise price	Option expiration date	Value of Unexercised in-the- money Options(3)	Value of Options Exercised(4)	Number of Shares that have not Vested (#)		Market or Payout Value of Share-based awards that have not Vested(3) ($)		Market or Payout Value of Share- based awards that have Vested and not paid out or distributed(3)(6) ($)
	(#)	($)		($)	($)	Min(5)	Target	Min	Target
Bharat Masrani	0	21.250	Dec. 11, 2015	0	13,292,578
	0	32.990	Dec. 14, 2019	0	3,322,926
	143,728	36.625	Dec. 13, 2020	2,531,769
	159,208	36.635	Dec. 12, 2021	2,802,857
	131,280	40.540	Dec. 13, 2022	1,798,536
	131,456	47.590	Dec. 12, 2023	874,182
	141,668	52.460	Dec. 11, 2024	252,169
	186,268	53.150	Dec. 9, 2025	203,032
						165,020	206,276	8,950,709	11,188,386	13,429,055
Total	893,608			8,462,545	16,615,504	165,020	206,276	8,950,709	11,188,386	13,429,055
Colleen Johnston	72,488	32.990	Dec. 14, 2019	1,540,370
	67,672	36.625	Dec. 13, 2020	1,192,042
	74,448	36.635	Dec. 12, 2021	1,310,657
	66,160	40.540	Dec. 13, 2022	906,392
	54,448	47.590	Dec. 12, 2023	362,079
	53,724	52.460	Dec. 11, 2024	95,629
	53,220	53.150	Dec. 9, 2025	58,010
						58,374	72,968	3,166,231	3,957,789	8,531,235
Total	442,160			5,465,179	0	58,374	72,968	3,166,231	3,957,789	8,531,235
Bob Dorrance	0	32.990	Dec. 14, 2019	0	4,699,397
	219,624	36.625	Dec. 13, 2020	3,868,677
	177,432	36.635	Dec. 12, 2021	3,123,690
	196,968	40.540	Dec. 13, 2022	2,698,462
	128,944	47.590	Dec. 12, 2023	857,478
	138,636	52.460	Dec. 11, 2024	246,772
	138,372	53.150	Dec. 9, 2025	150,825
						146,625	183,281	7,952,950	9,941,187	35,520,971
Total	999,976			10,945,904	4,699,397	146,625	183,281	7,952,950	9,941,187	35,520,971
Mike Pedersen	105,440	32.990	Dec. 14, 2019	2,240,600
	102,688	36.625	Dec. 13, 2020	1,808,849
	115,392	36.635	Dec. 12, 2021	2,031,476
	103,160	40.540	Dec. 13, 2022	1,413,292
	89,256	47.590	Dec. 12, 2023	593,552
	50,276	52.460	Dec. 11, 2024	89,491
	60,868	53.150	Dec. 9, 2025	66,346
						142,408	178,010	7,724,202	9,655,252	1,414,522
Total	627,080			8,243,607	0	142,408	178,010	7,724,202	9,655,252	1,414,522
Tim Hockey(7)	0	21.250	Dec. 11, 2015	0	891,972
	0	32.990	Dec. 14, 2019	0	2,340,181
	0	36.625	Dec. 13, 2020	0	1,859,689
	0	36.635	Dec. 12, 2021	0	2,144,681
	103,160	40.540	Dec. 13, 2022	1,413,292
	86,440	47.590	Dec. 12, 2023	574,826
	96,180	52.460	Dec. 11, 2024	171,200
	97,568	53.150	Dec. 9, 2025	106,349
						101,118	126,398	5,484,642	6,855,803	8,138,182
Total	383,348			2,265,668	7,236,524	101,118	126,398	5,484,642	6,855,803	8,138,182
(1)

Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)	The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.
(3)	Value is based on the December 31, 2015 TSX closing price for a common share of $54.24.

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(4)

Mr. Masrani and Mr. Dorrance held 100% of the shares they acquired through the exercise of the stock options due to expire in December 2019. With regards to the stock options due to expire in December 2015, Mr. Masrani held the shares he acquired, net of the number of shares required to generate cash sufficient to cover exercise costs and applicable taxes.

(5)

Represents 80% of the outstanding unvested PSUs, which is the lowest number of units that can be determined by formula under the plan terms. However, the committee may, in its discretion, cancel outstanding unvested share units.

(6)	Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.
(7)	Mr. Hockey forfeited all unvested equity awards, including those made in respect of fiscal 2015, when he moved to TD Ameritrade to assume the role of President on January 2, 2016.

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards(1)		Share-based Awards(1)
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(2) (#)	Number of Units Vested During the Year(3) (#)	Value Vested During the Year ($)
Bharat Masrani	December 12, 2011	159,208	2,653,201
	December 13, 2012			57,762	4,638	69,050	3,680,360
Colleen Johnston	December 12, 2011	74,448	1,240,676
	December 13, 2012			29,107	2,337	34,795	1,854,575
Bob Dorrance	December 12, 2011	177,432	2,956,904
	December 13, 2012			71,370	5,730	85,317	4,547,375
Mike Pedersen	December 12, 2011	115,392	1,923,008
	December 13, 2012			45,387	3,644	54,257	2,891,879
Tim Hockey(4)	December 12, 2011	117,872	1,964,337
	December 13, 2012			45,387	3,644	54,257	2,891,879

(1)

Option-based awards and share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend. Vesting options valued at closing price on vesting dates (or previous business day where date falls on weekend).

(2)

The PSUs granted on December 13, 2012 vested and matured on December 13, 2015. Based on the bank’s relative three-year TSR versus the comparator group established at the time the award was granted, the performance factor applied to determine the final number of units paid out to participants at maturity was 107.2%. For awards maturing in December 2015, this comparator group included: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial Services Group Inc., Royal Bank of Canada, The Bank of Nova Scotia, and US Bancorp.

(3)	Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

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BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five year TSR for common shares to the return for the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to (i) the CEO and (ii) the NEOs (including the CEO), compared to the change in adjusted net income available to common shareholders and market capitalization since 2010.

Since 2010, the total compensation awarded to (i) the CEO decreased 6% and (ii) the top five NEOs (including the CEO) increased 5%, compared to growth over the same period in adjusted net income available to common shareholders of 70% and market capitalization of 54%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (the bank voluntarily disclosed compensation for a sixth NEO in 2012, 2013 and 2014 and this additional data has been excluded). For further information on the bank’s adjusted earnings, see note 1 on page 31 of this circular.

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Cost of Management Ratio

The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ millions)(2)	Cost of Management Ratio (%)
2015	35.24	8,543	0.41	99,584	0.04
2014	37.27	7,877	0.47	102,322	0.04
2013	35.90	6,846	0.52	87,748	0.04
(1)	For further information on the bank’s adjusted results, see note 1 on page 31 of this circular.
(2)	Market capitalization as at October 31 of each year.

Notes to the Pay for Performance Indexed at 2010 graph and the Cost of Management Ratio

Total compensation for the top five NEOs includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.

ADDITIONAL DISCLOSURE

•

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum of 40% of compensation awarded as equity that vests after a minimum of three years.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

MATERIAL RISK TAKERS

Under FSB principles, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB principle described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all bank titled senior vice presidents and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code of Conduct and Ethics), can make decisions which impact the risk exposure of the bank in excess of $50 million.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 196 material risk takers identified in 2014 and 2015, in each case excluding the NEOs.

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2015 Compensation Awards

The following table summarizes the value of compensation awarded to material risk takers in respect of 2014 and 2015. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2014		2015
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary(1)	4.3	52.4	3.1	55.8
Variable Compensation Awards
Cash Incentive (non-deferred)	11.5	108.5	8.8	106.0
Share Units (deferred)	18.5	76.4	14.6	97.4
Stock Options (deferred)	8.2	43.2	6.0	21.2
Other Deferred Incentive(2)	0.0	3.4	0.0	4.3
Other
Guaranteed Awards(3)	0.0	0.0	0.0	2.4
Sign on Awards(4)	0.0	14.0	0.0	10.9

(1)	Salary is the annual salary as at October 31.
(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

(3)

One individual identified as a material risk taker received a guaranteed award in 2015 versus none in 2014. This individual was a new hire, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)	Seven individuals identified as material risk takers received sign-on awards in 2015 versus 16 in 2014. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2014(1)		2015(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	60.0	372.5	41.6	346.4
Stock Options	39.3	87.8	12.9	39.4
Other Deferred Incentive(2)	0.0	12.4	0.0	13.3
Vested
Share Units	147.8	148.5	67.0	141.5
Stock Options	54.2	71.1	22.5	61.8
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	22.8	117.8	15.9	119.8
Stock Options	31.0	36.2	28.6	25.2
Other Deferred Incentive(2)	0.0	3.4	0.0	7.1

(1)	Based on the TSX closing price of a common share on December 31, 2015 of $54.24, and on December 31, 2014 of $55.51.
(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, claw back, or forfeiture of awards).

Adjustments to Deferred Compensation

The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2015 review, no such adjustments were made.

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Severance

To preserve employee confidentiality, the bank has provided to OSFI, the bank’s home regulator, information regarding severance payments made to material risk takers in 2015, including details regarding the number of material risk takers who received severance payments, the aggregate amount of the severance payments, and the highest single severance payment made during 2015.

RETIREMENT PLAN BENEFITS

•

Mr. Masrani, Ms. Johnston, Mr. Pedersen, and Mr. Hockey participate in a supplemental executive retirement plan called the Executive Benefit Plan, which provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•

Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, TD Bank 401(k) Retirement Plan, and the Canada Trust Money Purchase Plan.

Executive Benefit Plan

The bank offers each of its NEOs, other than Mr. Dorrance, an unfunded executive benefit plan that includes a portion of the executives’ incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Ms. Johnston, Mr. Pedersen, and Mr. Hockey
Pension Formula

The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.

For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million.

Final Average Earnings

The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:

•    salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•    pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).

•    actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.

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Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension

The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations

The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The NEOs, with the exception of Mr. Dorrance, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions

Participating NEOs	Mr. Masrani, Ms. Johnston, Mr. Pedersen(1), and Mr. Hockey (until January 1, 2016)
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions

3.85% of salary up to the government limit plus 5.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $18,339, in 2015. All NEOs who are active participants in the plan make contributions at the maximum level.

Retirement Age	63
Reduction for Early Pension Commencement

Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension

Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2015, the maximum pension is $2,819 per year of membership.

(1)

Mr. Pedersen continues to participate in the Pension Fund Society, and is not eligible to participate in the TD Bank 401(k) Retirement Plan during his assignment to the United States, in accordance with the bank’s current assignment policy.

PENSION ARRANGEMENTS FOR MR. MASRANI

Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. While CEO, Mr. Masrani will continue participation under the Executive Benefit Plan with amended provisions to reflect his service as CEO. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year in advance of the date this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million.

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ACCRUED NEO PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2014 to October 31, 2015.

Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2014(3)(4)	2015 Compensatory Change(5)	2015 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2015(3)(4)
	October 31, 2015(1)	At Age 65	October 31, 2015	At Age 65(2)
Bharat Masrani(7)	29	34	$765,200	$1,295,600	$8,565,200	$1,314,500	$156,600	$10,036,300
Colleen Johnston(8)	27	34	$535,700	$677,400	$6,203,800	$182,100	$150,900	$6,536,800
Mike Pedersen(9)	13	27	$270,400	$517,900	$2,569,500	$368,400	$26,200	$2,964,100
Tim Hockey(10)	32	35	$688,600	$732,800	$6,298,300	$246,300	($83,300)	$6,461,300

(1)

Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 12 years for Ms. Johnston, 13 years for Mr. Hockey, 9 years for Mr. Masrani, and 8 years for Mr. Pedersen. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.

(2)

The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)	All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.
(4)

Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 25 of the bank’s audited consolidated financial statements for the year ended October 31, 2015.

(5)

Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)

Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)

Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives. The projected age 65 pension for Mr. Masrani has been adjusted to correct an error in calculating government pension offsets and to increase government benefits for the current year.

(8)

Ms. Johnston was granted, as a term of her employment, an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Johnston’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

(9)

Mr. Pedersen, subject to future vesting requirements, is eligible to receive an additional eight years of service, for the purpose of determining the portion of his pension provided by the Executive Benefit Plan. He received two years of service for each year of service from 2011 to 2013, which vested on January 1, 2014, and is eligible to receive two years of service for each year of service from 2014 to 2018, with vesting to occur on January 1, 2019. Actual years of service apply for Mr. Pedersen’s benefit under the Pension Fund Society. This exception to policy was granted to provide Mr. Pedersen with a competitive pension at retirement age which would not have otherwise been possible given his years of experience prior to being recruited to the bank.

(10)

Mr. Hockey will continue to accrue benefits in the Executive Benefit Plan with his employment at TD Ameritrade Holding Corporation until he reaches maximum service of 35 years in the plan, which will occur in June 2018. Mr. Hockey’s participation in the Pension Fund Society was suspended when he left the bank in January 2016 to assume the role of President of TD Ameritrade Holding Company. Mr. Hockey’s Executive Benefit accruals earned while employed by TD Ameritrade will be reduced by an amount which is deemed by TD to represent an economical equivalent of contributions he would have made to the Pension Fund Society.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Calculation of Termination Benefits

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:

•	termination date of December 31, 2015;

•	the December 31, 2015 TSX closing price for a common share of $54.24; and

•	pension benefits have been calculated using the fiscal year-end date of October 31, 2015.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)	Termination with Cause	Change in Control(1)(2)
Bharat Masrani
Deferred compensation (equity)	0.0	14.3	0.0	(10.5)	0.0
Annual pension payable	0.0	0.0	0.0	(0.6)	0.0
Severance	0.0	0.0	6.3	0.0	6.3
Total	0.0	14.3	6.3	(11.1)	6.3
Colleen Johnston
Deferred compensation (equity)	0.0	5.4	0.0	(4.0)	0.0
Annual pension payable	0.0	0.0	0.0	(0.5)	0.0
Severance(3)	0.0	0.0	2.4	0.0	2.4
Total	0.0	5.4	2.4	(4.5)	2.4
Bob Dorrance
Deferred compensation (equity)	0.0	13.9	0.0	(7.0)	0.0
Annual pension payable	N/A	N/A	N/A	N/A	N/A
Severance	0.0	0.0	6.0	0.0	6.0
Total	0.0	13.9	6.0	(7.0)	6.0
Mike Pedersen		Not Eligible for Retirement
Deferred compensation (equity)	0.0		4.1	(6.8)	11.8
Annual pension payable	0.0		0.0	(0.2)	0.0
Severance	0.0		5.1	0.0	5.1
Total	0.0		9.2	(7.0)	17.0
Tim Hockey
Deferred compensation (equity)	0.0	9.1	0.0	(5.2)	0.0
Annual pension payable	0.0	0.0	0.0	(0.6)	0.0
Severance	0.0	0.0	4.2	0.0	4.2
Total	0.0	9.1	4.2	(5.8)	4.2

(1)

Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.

(2)	An executive must be terminated without cause within 24 months of a change of control to receive the incremental values indicated.
(3)

Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. The exception is Ms. Johnston, whose employment agreement provides for a severance payment consisting of 24 months of base salary and annual incentive, with the annual incentive determined using an average of the previous three year actual annual incentive received. Severance payments for other executives above are estimates only.

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The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.

Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Incentive Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (RSUs or PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	Entitlement to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
Pension	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension from registered plans. Executive supplemental pension is forfeited	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions

A ‘change of control’ occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	conduct constituting cause for discipline or dismissal;

•	solicitation of customers/employees;

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•	disclosure of confidential information;

•	competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•	failure to sign a participation agreement; and

•	failure to certify compliance with conduct provisions.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 — Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manuals.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2007 TD Banknorth Inc. privatization, the 2008 Commerce Bancorp, Inc. acquisition, and the acquisition of The South Financial Group, Inc. (TSFG) in 2010 (collectively referred to below as ‘legacy plans’). TD Banknorth stock options that were to expire after December 31, 2008, all outstanding Commerce Bancorp stock options, and, all outstanding TSFG stock options and stock appreciation rights were converted into bank stock options/stock appreciation rights by adjusting both the exercise price and number of options/stock appreciation rights as specified in the respective merger agreement. As a result, a bank common share will be issued upon the exercise of an outstanding option under the legacy plans. Stock appreciation rights issued under TSFG legacy plan will be settled in cash upon exercise. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options/stock appreciation rights are exercised or expire (no options/stock appreciation rights exceeded a 10 year term) and no further grants of stock options/stock appreciation rights will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of January 28, 2016, aggregate information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
Equity Compensation Plans	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
2000 Stock Incentive Plan	0.86	15,888,518	$43.65	1.12	20,695,987	1.98	36,584,505
TD Banknorth legacy Stock Option Plans(1)	0.00	4,264	U.S.$38.71	nil	nil	0.00	4,264
Commerce Bancorp legacy Stock Option Plans(1)	0.09	1,575,678	U.S.$45.29	nil	nil	0.09	1,575,678
TSFG legacy Stock Option Plans(1)	0.00	400	U.S.$4,556.82	nil	nil	0.00	400
Overall	0.94	17,468,860	$43.91	1.12	20,695,987	2.06	38,164,847

(1)

Information in the “TD Banknorth legacy Stock Options Plans”, the “Commerce Bancorp legacy Stock Option Plans”, and the “TSFG legacy Stock Option Plans” rows has been aggregated for the 10 TD Banknorth legacy plans, three Commerce Bancorp legacy plans, and seven TSFG legacy plans, respectively, under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc., Commerce Bancorp, Inc. and TSFG. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 28, 2016 (C$1.4048 = US$1.00).

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Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the stock option plan. Details on the term and vesting schedule of stock options are set out in the table describing deferred compensation plans on pages 34 and 35. The term of outstanding stock options under all plans do not exceed 10 years. The following table provides more details on the features of the stock option plans.

Exercise price

The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.

Stock Appreciation Rights

Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date. Under one of the TSFG legacy plans, stand alone stock appreciation rights are outstanding. TSFG stock appreciation rights settle in cash upon exercise for the difference between the fair market value on the exercise date and the stock appreciation right exercise price.

Transfer / Assignment of Stock Options

Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans, an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate

The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan outstanding stock options continue under normal plan terms in all termination scenarios.

•    Termination for Cause — Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however, the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).

•    Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. A pro-rata share of unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).

•    Retirement — Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).

•    Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).

•    Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans, the exercise period may vary from three months to up to three years.

• Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

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Plan Amendments	Under the specific amendment procedure approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i) an increase in the number of shares reserved under the plan;

(ii)       a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii) an extension of the original stock option expiry date;
(iv) re-introduction of non-employee directors as being eligible for new award grants under the plans;
(v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
(vi) any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and
(vii) any amendment to the amendment provisions set forth in section 14 of the Plan.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants

Until the end of 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a 10 year term and amortization. There are no such loans to NEOs to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

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Guidelines on Stock Option Overhang and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last eight calendar years.

Year(1)	# of Stock Options Granted	# of Participants
2015	2,471,912	150
2014	2,609,172	160
2013	2,594,240	150
2012	3,334,566	159
2011	3,843,992	164
2010	3,461,224	143
2009	4,727,976	135
2008	6,665,472	315

(1)

The number of options granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

As of December 31, 2015, the bank’s performance against the maximum guidelines set for overhang and burn rate are as follows (including TD Banknorth, Commerce Bancorp and TSFG converted options):

Rate	Description	Guideline	2015	2014	2013	2012	2011
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	7.5% or less of the number of shares outstanding	2.11%	2.42%	2.70%	3.12%	1.96%
Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding	Less than 1% of the number of shares outstanding	0.13%	0.14%	0.14%	0.18%	0.21%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

As a result of the TSFG acquisition, 2.9 million TSFG stock options were converted into 11,179 bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding TSFG options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $0 on the conversion date (September 30, 2010).

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER

TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest at the earliest opportunity. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the chairman of the board. The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Polices and Practices of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $300 million per claim and in the aggregate for the term ending May 1, 2016. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.

DIRECTORS’ APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Philip C. Moore

Senior Vice President, Deputy General Counsel and Corporate Secretary

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SCHEDULE A

SHAREHOLDER PROPOSALS

The following two proposals were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 for consideration at the meeting. These proposals were submitted in French and translated into English by the bank. The board of directors opposes these proposals for the reasons set at after each of them.

PROPOSAL A: Simplifying financial information

It is proposed that the Board of Directors adopt an action plan to simplify the financial statements and make them more accessible, or create a committee with small shareholders to simplify the financial statements and make them more accessible

Shareholder’s Statement: For almost twenty years, the MÉDAC has been perusing a large number of financial statements and annual reports. Over the years, we have witnessed information overload and noticed that financial information has become a burdensome compliance exercise, which is less and less relevant for shareholders. In short, annual reports are increasingly bulky and are more confusing than informative for readers.

It is imperative for the Bank to reflect on this problem and undertake to review the presentation of its financial information over a given period of time so as to simplify it and make it more accessible. For example, the MÉDAC Record provides the highlights of an organization’s extra-financial and financial performance of the last fiscal year on an 8  1/2 by 11 inch page, printed on both sides.

These records contain financial information that allows less experienced investors to assess the company’s ability to generate sustained profits and the level of financial security the company can provide, based on its debt ratio, market capitalization and credit rating by rating agencies. In terms of extra-financial information, the records provide an overview of the improvements made by management to corporate governance aspects such as board role and composition, senior executive compensation, salary gaps between staff and senior managers, female board representation, etc.

We would be pleased to work with you and participate in your simplification committee. We are making every effort with the regulatory authorities and the Canadian Bankers Association to implement this project.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank strives to provide shareholders with full, true and plain disclosure in its financial statements and annual reports, and we are committed to clearly and accurately presenting our financial results to our shareholders. At the same time, the bank’s financial reporting must satisfy prescribed disclosure requirements including under relevant securities laws and accounting standards, which, in many cases, means that the bank may not condense or oversimplify information.

However, to assist our shareholders in understanding our financial results, we do provide additional summary materials intended to make our financial information more accessible to investors. Such materials include a quarterly highlights document, investor “101” presentations and quarterly “quick facts” documents, all of which are available on the bank’s website. We also host a quarterly earnings conference call with senior management and post a transcript of that call on our website. We maintain an interactive, online version of our annual report on our website, which provides additional graphics, summaries and context (such as a “year at a glance” and “key metrics” pages) to assist shareholders in gleaning the key highlights of our financial performance that year.

Finally, much of the information cited in the proposal in respect of corporate governance is presented in plain language, and often in tabular format, in our management proxy circular.

Accordingly, the board of directors believes that the action plan proposed is not necessary and does not support this proposal and recommends that shareholders vote against Proposal A.

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PROPOSAL B: Paying one’s fair share of taxes

It is proposed that the Bank, like every other Quebec citizen, play its part in optimizing Quebec’s public finances

Shareholder’s Statement: During his last economic update, Quebec Finance Minister Carlos Leitão announced an increase, between December 3, 2014 and March 31, 2017, in the temporary contribution on salaries paid by financial institutions. The temporary payroll tax would increase from 2.8% to 4.48%. Following this announcement, the media reported that the Canadian Bankers Association (CBA)1 was working behind the scenes in an attempt to get the Quebec government to back down.

In this kind of situation, where everyone has to put their shoulders to the wheel, the Canadian banks’ reaction raises questions, especially given that, over the last fiscal year, the seven major Canadian banks have raked in $33.4 billion in profits.

1.	http://ici.radio-canada.ca/nouvelles/economie/2014/12/16/004-banque-surtaxe-quebec-equilibre-budgetaire-lobbyisme.shtml

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

TD is committed to paying our fair share of taxes in the jurisdictions where we operate, including Quebec. This includes the payment of income taxes on the profits we earn, and various taxes incurred in our business operations. The bank aims to establish and manage robust tax governance processes that ensure full compliance with tax disclosure and filing obligations in all jurisdictions, including Quebec. As a general matter, the bank also strives to work in a proactive way with policy-makers and revenue authorities over the long-term. Additional information on our tax policies and amounts paid are provided annually in TD’s Corporate Responsibility Report (www.td.com/corporateresponsibility).

In light of the foregoing, the board of directors does not support this proposal and, accordingly, recommends that shareholders vote against Proposal B.

MÉDAC submitted two additional proposals that it withdrew after discussions with the bank. MÉDAC requested that the bank include the text of these two proposals and the bank’s responses to them in this circular.

1.	Term of office

It is proposed that the board of directors adopt a board renewal policy with a maximum term of 15 years for independent directors.

Shareholder’s Statement: Last year, the AMF and some other Canadian regulators asked Canadian companies to consider more sustained board renewal to make room for new talent, in particular women. In some countries, including France, England and Australia, the issue of director term limits arises within the context of director independence. It is legitimate to think that, after a certain period of time, directors no longer have the necessary distance to add value to the decision-making process. Once a routine is established, it becomes more difficult to view the company outside its traditional development paradigms. Although we recognize that there needs to be a balance between experienced directors and newly appointed directors, it is essential to have new blood, in particular from younger female directors.

A recent study entitled “Zombie Boards: Board Tenure and Firm Performance” suggests that the contribution of directors plateaus after 12 years of sitting on a board. Their reduced contribution after a certain period of time is reflected, among other things, in decisions regarding mergers and acquisitions, business strategies, innovation, financial accountability and compensation.

Like any other Quebec or Canadian company, The Toronto-Dominion Bank has to be measured in increasingly complex economic, technological and political contexts. While we acknowledge that it takes some time for new directors to become familiar with their duties, it is in every company’s interest to regularly renew its board of directors by turning to individuals who not only bring new skills to the table, but who are also capable of analyzing the challenges the company faces through fresh eyes.

Lastly, we recommend that director limits take the form of term limits rather than age limits, a practice we consider discriminatory against the elderly.

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THE BANK’S RESPONSE TO THIS PROPOSAL:

The bank has already adopted a director retirement age and term limits policy (see page 76 of this circular). As noted in this circular, four current directors, Messrs. John Bragg, Harold MacKay and Wilbur Prezzano and Ms. Helen Sinclair, are not standing for re-election at the meeting. Each of these directors is retiring from the board of directors in line with the director retirement age and term limits policy.

2.	Customer service

It is proposed that the Board of Directors file a report about the measures taken over the last year to increase both short- and medium-term customer satisfaction

Shareholder’s Statement: According to a report published on July 31, 2015, by J.D. Power,1 one of the most renowned firms in the world for consumer product and service evaluation, Canadian banks’ pursuit of short-term profit comes at the expense of customer satisfaction. Two examples: the significant increase in the average in-branch waiting time and the increase in fees.

For shareholders, this performance is most concerning because it can have a major impact on the Bank’s medium- and long-term performance. According to a study by Accenture,2 27% of all Canadian bank clients who would consider switching banks would switch to a digital bank, i.e., a branchless bank. Another outcome of this study that is cause for concern: the youngest customers of North American banks would be open to banking with technology players such as Google, Amazon or Apple. According to an Accenture Canada representative:

The game is changing for banking in Canada and the U.S., and tomorrow’s consumer is coming of age with a very different perception of what a bank could be. These new customer expectations will prove disruptive to banks if non-bank entrants gain momentum and if banks do not adapt quickly.

We are making this proposal to obtain more information about the bank’s strategy in respect of these new trends and the actions it intends to take in the short term to better respond to customer expectations.

1.	Based on a survey of 14,000 retail clients of Canadian banks in Canada. http://canada.jdpower.com/press-releases/2015-canadian-retail-banking-satisfaction-study
2.	http://www.marketingmag.ca/consumer/younger-consumers-look-to-digital-banks-112654

THE BANK’S RESPONSE TO THIS PROPOSAL:

TD is extremely proud to provide legendary customer experience. This year, we were again recognized in this regard. For the 10th year in a row, J.D. Power and Associates has recognized TD as a leader in customer satisfaction. TD Canada Trust was also named by the Ipsos 2015 Best Banking Awards as winner of the overall Customer Service Excellence award among the Big Five banks for the 11th year in row.

However, we also recognize that the customer experience is evolving and we are committed to providing our customers with a seamless transition across different channels. We will continue to adapt and innovate because we believe new technologies provide us with opportunities to extend our leadership position in service and convenience.

We believe outperforming in digital is critical to our success. We are focused on building a culture of innovation internally, which will result in migrating more customer transactions to digital, resulting in a better customer experience and cost savings for the enterprise.

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Mr. Andrew Palicz of 124 Deerfield Circle S.E., Calgary Alberta T2J 6L8 submitted one proposal that he withdrew after discussions with the bank. Mr. Palicz requested that the text of the proposal and his supporting statement be included in this circular.

Shareholder Proposal: Annual vote of shareholders to approve the approach to corporate philanthropy of The Toronto Dominion Bank. Resolved, that on an advisory basis and not to restrict the role and responsibilities of either its board of directors or those in management at the TD Bank, the TD Bank’s approach to corporate philanthropy be subject to approval by a vote of the TD Bank’s common shareholders each year at its Annual Meeting of Common Shareholders.

Shareholder Statement: The Toronto Dominion Bank’s institutional values include a strong commitment to both Corporate Responsibility and corporate philanthropy. These commitments are an important aspect of the TD Bank’s business and are of great worth to its customers, employees and shareholders. Corporate philanthropy is, though, ethically supererogatory to TD’s essential functions as a bank. Corporate philanthropy involves investing the money of the TD Bank’s shareholders in a variety of charitable causes. In so doing the TD Bank is going beyond its business qua bank without the explicit consent of its common shareholders. An annual vote on this matter by these shareholders, whose money is being thus used, would allow them to provide formal approval of the amount of their own money that is being given to these diverse charities.

Note that my suggested approach does not diminish the importance of the TD Bank’s corporate philanthropy in any way. It rather treats the bank’s corporate philanthropy as having sufficiently great importance to warrant far greater attention from the TD Bank’s shareholders than it presently receives.

Note also that this suggested approach is conceptually independent of both the actual content and the extent of corporate giving. One may value having a vote irrespective of whether or not one is in agreement with that upon which the vote is taken.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE POLICIES AND PRACTICES

Our board and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The corporate governance committee reviews them at least annually and recommends amendments to the board for consideration and approval. The board’s governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines (www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.

Although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.

Visit the bank’s website for additional governance information, including:

• Code of Conduct and Ethics (the Code) • Disclosure Policy • Director Independence Policy	• Position Description for Directors • Position Description for the Group President and CEO • Charters of the board and its committees, the chairman of the board, and the chairs of the committees.

BOARD OF DIRECTORS

Our board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence

To be effective the board must operate independently of management. To that end, all but one of the bank’s directors and all committee members are independent – they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law. Because of his position, Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be “independent” under the policy or the CSA Guidelines and is “affiliated” under the Bank Act.

The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.

Detailed information on director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.

How the Board Determines Independence

The board has a robust process to annually evaluate director independence and to meet its goal of having a large majority of the board comprised of independent directors. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances in order for the corporate governance committee to determine their independence and, in particular, whether they have a “material relationship” with the bank that would compromise their independence. To determine if a director has a material relationship with the bank, the corporate governance committee considers all relevant facts and circumstances, including the relationship a director may have with the bank and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have and considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.

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While not required to do so, the corporate governance committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•

the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2015, 46 in-camera sessions were held;

•	the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•	the non-management directors must annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors; and

•

the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Board Interlocks

Although the board does not set a formal limit on the number of public company interlocking board and committee memberships that directors may have, the corporate governance committee reviews any public company interlocks as part of its annual evaluation of director independence. There are no instances where two or more of the bank’s director nominees are also directors of a company not related to the bank. However, three of the nominees proposed for election, Mses. Karen Maidment and Irene Miller and Mr. Bharat Masrani, are members of the board of directors of the TD Ameritrade. As at December 31, 2015, the bank owns approximately 42% of TD Ameritrade. TD Ameritrade, the bank and certain other holders of TD Ameritrade common stock are party to a stockholders agreement, under which the bank has the right to designate up to five of TD Ameritrade’s twelve-member board of directors depending on its ownership position in TD Ameritrade.

Chairman of the Board

The chairman of the board is Brian Levitt. Mr. Levitt has been the chairman since January 1, 2011. Shareholders may communicate directly with the chairman by email c/o TD Shareholder Relations at tdshinfo@td.com.

The chairman is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The chairman’s key responsibilities are set out in the bank’s Charter of the Chairman of the Board (www.td.com/governance/charters.jsp). The chairman:

•	must be independent and appointed annually by the non-management directors;

•	chairs meetings of the board (including in-camera sessions) and the meetings of shareholders;

•	is also the chair of the corporate governance committee and a member of the HRC;

•	meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•

maintains a channel of open communication with the bank’s regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2015, the chairman met, both alone and with the committee chairs, 6 times with representatives of the bank’s regulators. The chairman’s and committee chairs’ involvement in these meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.

For more information about the bank’s chairman, Mr. Levitt, see the “Director Nominees” section of this circular or the bank’s website at www.td.com/governance/chair.jsp.

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Shareholders’ Meetings

The chairman of the board is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election attended the annual shareholders’ meeting in Toronto.

BOARD MANDATE

The board is responsible for enhancing the bank’s long-term value for shareholders. Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank’s other stakeholders and interested parties, including the bank’s employees, customers, regulators, communities and the public.

The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank

•

Approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions

•

Approval of the bank’s risk appetite statement – the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and that a risk appetite statement is in place to inform and assess performance relative to its risk appetite

•

Evaluation, compensation and succession for key management roles — the board must be satisfied that the bank has the right people in the key roles, and the board must monitor and evaluate them and be satisfied that they are appropriately compensated in order to encourage the bank’s long-term success

•

Oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite

•	Disclosure of reliable and timely information to shareholders — the board must be satisfied that it is providing shareholders with the right information

•

Effective board governance — the directors must function effectively as a board in order to meet its responsibilities; the board needs to be comprised of strong members with the right skills and the right information

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on the inside back cover of this circular).

Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. The board has also put in place formal policies for approving material business acquisitions, investments and divestitures and for approving major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.

Strategic Planning

The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), specific requests for major capital expenditures, and monitoring adequate levels of capital and liquidity. The board assesses the bank’s major opportunities and the risk impact of such strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. The board also oversees the strategic planning process and the implementation of strategic plans, and monitors performance against such plans. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day strategy session.

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Risk Management

The board oversees the bank’s risk culture and policies and procedures are in place to protect the assets of the bank and assure its viable future. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks under the bank’s enterprise risk framework. The board is aided in this responsibility by the risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s risk appetite statement and related measures and satisfies itself that the bank has a sound risk management framework in place to manage its key risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2015 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital and Liquidity Oversight

The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board is also responsible for overseeing appropriate liquidity and funding frameworks and policies.

Corporate Responsibility

The corporate governance committee reviews and assesses the bank’s corporate responsibility strategy and reporting. For a description of the bank’s approach to corporate responsibility, read the most recent Corporate Responsibility Report (www.td.com/corporateresponsibility).

Succession Planning

The board and the HRC are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s talent management strategy. This includes identifying potential succession candidates for the role of CEO, reviewing and approving the succession plans for senior executive positions and the heads of control functions, at least annually satisfying themselves that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication

The corporate governance committee must satisfying itself that the bank communicates effectively, both proactively and responsively, with shareholders, other stakeholders (such as employees, customers, regulators, and communities), and the public. The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee annually reviews the Disclosure Policy and receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls, and procedures and any disclosure issues that may have arisen in the past year.

The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual financial statements, annual report, annual information form, and management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

Measures for Receiving Stakeholder Feedback

Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders’ meeting and TD investor relations’ investor events). The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation and corporate social responsibility. Shareholders may contact TD Shareholders Relations and may also communicate directly with the bank’s independent directors through the chairman of the board (contact information is provided on the inside back cover of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp).

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The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public. As part of that commitment, the bank’s directors periodically engage certain shareholders and governance stakeholders directly to discuss the bank’s approach to executive compensation as part of the board’s ongoing review of executive compensation policies, procedures and decisions. The bank also offers shareholders several ways to communicate directly with the independent directors through the chairman of the board (contact information is provided on the inside back cover of this circular). In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The HRC and the board will take the results of this advisory vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals as well as feedback and communications from recognized governance groups in Canada and provide regular opportunities for shareholders to communicate with management and the board. All of these inputs help the board understand how it is doing and guide future governance innovations.

Internal Controls and Management Information Systems

The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board satisfies itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2015 MD&A.

The bank maintains a whistleblower program, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program is available at www.td.com/governance/whistleblower.jsp.

Developing the Bank’s Approach to Corporate Governance

The board believes the bank’s success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.

POSITION DESCRIPTIONS

The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Chairman of the Board, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The HRC also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the HRC reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

ORIENTATION AND CONTINUING EDUCATION

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.

Our director orientation program is comprised of four components:

1.

Each new director receives a set of orientation reference materials tailored to each director’s individual needs and areas of interest, taking into consideration the committee(s) the director is joining. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

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2.

Each new director participates in comprehensive education sessions at which the CEO and other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks the bank face;

3.	New directors meet with the CEO and the chairman of the board and the chair of each committee the director is joining; and

4.	New directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., retail branch, operations centre, trading floor).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.

Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.

Directors are canvassed on specific topics, trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to receive sufficient continuing education to be effective in their roles.

The continuing education program for directors also includes:

•

in-depth sessions (“deep dives”) as well as an annual two-day strategy session on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•	optional director orientation sessions for directors in their second year of service;

•	complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•	informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation of talent;

•	enrollment in, and access to publications and events hosted by, the Institute of Corporate Directors (ICD) to enhance their knowledge of directors’ responsibilities and current governance trends;

•	regular presentations on different aspects of the bank’s operations;

•	periodic presentations and reports summarizing significant regulatory developments and corporate governance matters of general interest that may help them fulfill their responsibilities; and

•	reimbursement of expenses for outside education sessions, which they are encouraged to attend.

In 2015, the bank launched its online Director Learning and Development Site (L&D Site), which provides directors with self-directed and on-demand learning opportunities. Directors may access materials and webinars curated against five areas of focus on the L&D Site: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk. The L&D Site also provides directors with access to other sites of interest, including Books 24/7.

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The following chart summarizes the number of continuing education sessions held in fiscal 2015 and gives examples of topics to illustrate their nature.

Participant	Total Sessions	Examples of Sessions Held
Board of Directors	26	• Omni-Channel Customer Experience (digital/phone) • Cross border Opportunities • Emerging Risk	• Interest Rate Environment and Balance Sheet Management • Organic Growth Plans and Opportunities • Technology Transformation
Audit Committee	11(1)	• New and Emerging Anti-Money Laundering Methods • Financial Instruments –Accounting Changes for Provisions for Credit Losses (IFRS 9) • Cyber Security Update	• Update on Consumer Compliance and review of Monitoring and Testing programs over Consumer Compliance • Evolving Standards and Expectations for Internal Audit
Risk Committee	9(1)	• Cyber Security and Risk • Effects of Oil and Gas Prices • Third Party Supplier Risk	• Emerging Risk • Financial Instruments – Accounting Changes for Provisions for Credit Losses (IFRS 9)
Human Resources Committee	5	• Market Compensation Trends • Retirement Strategy and Implications	• Updates on the Impact of Regulatory Changes on Compensation

(1)	Includes two joint sessions of the audit committee and risk committee.

ETHICAL BUSINESS CONDUCT

As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism at all times.

While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with the bank’s policies and procedures for ethical personal and business conduct. The corporate governance committee receives a periodic report from management discussing the various policies and structures that support this important oversight function.

Code of Conduct and Ethics

The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on the inside back cover of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, shareholders, customers, governments, regulators, suppliers, competitors and the media and the public at large. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code and the audit committee oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2015, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the audit committee by the human resources department. An annual report is submitted by the Head of Human Resources to the audit committee on the attestation process confirming compliance with the Code. Employees are encouraged to report violations immediately to TD and various internal contacts are outlined in the Code under “Reporting Violations”. Employees who may be uncomfortable using these internal channels can report possible violations through the TD Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” above in this Schedule B. The audit committee oversees that concerns or complaints relating to accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

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Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2015 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department. Trading in bank securities is restricted during “closed window periods” which span the period when the bank’s financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Current named executive officers must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between him or her and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director, with a view to the best interests of the bank and its stakeholders. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL

Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.

Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and perspectives to enable the board to carry out its wide-ranging responsibilities.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies most relevant in light of the opportunities and risks facing the bank. The committee annually assesses the board’s composition by considering the competencies and personal attributes the board and its committees need to fulfill their wide-ranging responsibilities, and identifies individuals qualified to become director nominees.

In identifying qualified candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants to help in these tasks. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.

The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The committee rigorously assesses each prospective candidate’s ability to make a valuable contribution to the board, including considering whether each candidate can devote sufficient time and resources to his or her duties as a board member. Upon the recommendation of the corporate governance committee, the board annually recommends the director

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nominees to shareholders, who may vote separately on each new director nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.

Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business.

The corporate governance committee seeks candidates to fill any gaps in the competencies of the board. The corporate governance committee uses a skills/experience matrix as a tool to identify any gaps in the competencies considered most relevant to the board, taking into consideration the bank’s strategy, opportunities, risk profile and overall operations, as set out below:

• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility • Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Brand Awareness • Technology • Other Board Experience

Directors annually self-assess their skills and experiences against the above-listed competencies. The corporate governance committee reviews the matrix annually to confirm that it continues to reflect the most relevant skill and experience competencies. Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.

Diversity

The bank is committed to diversity and inclusion at all levels of the bank’s workforce as a business imperative, and the board’s approach to the identification and nomination of candidates for election to the board is in keeping with that commitment.

The bank has a long history of gender diversity on the board. As set out in the bank’s corporate governance guidelines, the board’s diversity policy sets a goal that each gender comprises at least 30% of the board’s independent directors. The corporate governance committee considers this goal, and other diversity criteria, when identifying and considering qualified candidates that can fill vacancies or gaps in board competencies. Women comprise 38% (5 of 13) of the bank’s independent director nominees (and 36% (5 of 14) of all director nominees).

The bank takes a similar approach when identifying candidates for executive officer positions, considering both competencies and personal attributes, including gender diversity, to build the strongest leadership team for the enterprise. Although the bank has not adopted a target at the executive officer level (i.e., the bank’s senior executive team (SET)) due to the small size of this group, it does set three year goals for representation of women and other groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. The bank has achieved its 2014 goal to have at least 35% of vice president and above roles in Canada filled by for women and is currently working towards a 2017 goal of 40%. In 2015, 37% of vice president and above roles in Canada were filled by women. Women comprise 31% (4 of 13) of the executive officer positions at the bank. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO.

The corporate governance committee is responsible for establishing an effective evaluation process and works with an independent consultant to design the feedback surveys and facilitate the feedback process. The board’s approach to feedback is meant to be constructive and to see that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the chairman of the board and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.

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Annual Assessments	Participants		Process
Board Feedback	All directors and select executives	•	Participants complete a comprehensive feedback survey on board effectiveness and performance.
•

Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board to identify key themes and possible actions.

•

The chairman leads a preliminary discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•

The chairman then leads a discussion with the board on the results and proposed priorities board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors	•	The chairman has one-on-one discussions with each director.
		•	The chairman first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and peer directors.
		•	The chairman then meets with each director to provide individual feedback.
Committees and Committee Chairs Feedback	All committee members	•	Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.
		•	Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.
•

Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Chairman of the Board Feedback	All directors and select executives	•	As part of comprehensive board feedback survey, participants are asked to assess and comment on the chairman of the board’s performance.
•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the HRC to identify key themes and possible objectives for the coming year.

		•	The chair of the HRC leads an in-camera discussion with the board (with the chairman absent) and meets with the chairman of the board to provide feedback and develop objectives for the coming year.
		•	These objectives are reviewed and recommended by the corporate governance committee and approved by the board.
Chief Executive Officer Feedback	All directors and select executives	•	As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance.
•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board and the chair of the HRC to identify key themes and possible objectives for the coming year.

•

The chairman of the board, together with the chair of the HRC, leads an in-camera discussion of the results with the HRC and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

		•	The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the HRC and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors how well the chairman and the other committees implement action plans against their objectives to see that they are appropriately addressed. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.

The corporate governance committee identifies any recurring themes across committees to be dealt with at a governance level and oversees the continued improvement in board and committee processes for agenda time management, advance materials, and presentations.

Retirement Age and Term Limits

The Corporate Governance Guidelines provide that no director will serve beyond the annual meeting following his or her 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend the term of a director for up to five additional years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the maximum 15-year term of a director for up to five additional years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as he or she holds such office.

Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.

The corporate governance committee also considers whether each new nominee’s ability to make a valuable contribution to the Board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process. While the corporate governance committee does not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. No member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. No such consents have been required for any director nominee standing for election at the meeting.

Election of Directors and Majority Voting Policy

If a director nominee in an uncontested election receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), he or she must immediately tender his or her resignation to the chairman of the board. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders his or her resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender his or her resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply in situations where the number of nominees exceeds the number of directors to be elected.

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COMPENSATION GOVERNANCE

Director Compensation

The corporate governance committee reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.

Executive Compensation

The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long-term.

The bank’s executive compensation program is overseen by the HRC and is based on the principles outlined below and described more fully in the “Approach to Executive Compensation” section of this circular:

• align with the bank’s business and talent strategy • effective risk management • align to shareholder interests	• good corporate governance • pay for performance • pay competitively

The HRC, in consultation with the committee’s independent advisor, Frederic W. Cook & Co., Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2015 Performance Compensation” section of this circular, other members of the senior executive team, heads of oversight functions, and the 50 highest paid employees across the organization. The HRC also approves aggregate compensation awards under all executive compensation and equity plans, including the Performance Compensation Plan for TD Securities employees, and has oversight for all material employee compensation plans. The HRC also reviewed the executive compensation disclosure in this circular before it was approved by the board and made public. To support the objective of striving to be a market leader on governance issues, the bank has adopted certain policies and processes that align with best practices and ensure that risk is appropriately considered in compensation plans, including:

•

at year end, the chief risk officer presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•

any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to ensure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•

all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•	the HRC has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•	the HRC has discretion to reduce or cancel unvested deferred compensation;

•	a claw back feature has been included in all executive compensation plans;

•	a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements for executives are among the highest in the market, and include post-retirement holding requirements for the most senior executives.

Information on the HRC’s independent advisor can be found in the “Independent Advisors” section of this circular.

CEO Compensation

The board annually assesses the CEO’s performance against pre-defined goals and objectives. In consultation with its independent advisor, the HRC recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in fiscal 2015, see the “CEO Compensation” section of this circular.

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BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found in the “Corporate Governance” section of this circular.

The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members in accordance with applicable rules and regulations and any other relevant considerations. In recommending appropriate membership on committees, the corporate governance committee strives to constitute each committee with directors with the right mix of experience, expertise and perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, chief auditor, chief compliance officer, global anti-money laundering officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.

Each committee reviews its charters annually to satisfy itself that it is operating effectively and meeting or exceeding regulatory and shareholder expectations. The board approves changes to the charters on the recommendation of the corporate governance committee. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.

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SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

1-800-387-0825 (Canada or U.S. only) or 416-682-3860

Facsimile: 1-888-249-6189 or

1-866-781-3111 (for sending proxies)

Email: inquiries@canstockta.com

www.canstockta.com

Hold your shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare

P.O. Box 30170

College Station, Texas 77842-3170

    or

211 Quality Circle, Suite 210

College Station, Texas 77845

1-866-233-4836

1-800-231-5469 (for TDD for hearing impaired)

201-680-6578 (for shareholders outside of U.S.)

201-680-6610 (for TDD shareholders outside of U.S.)

www.computershare.com

Beneficially own shares that are held in the name of an intermediary	Your shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. Electronic delivery of quarterly reports is not available to shareholders at this time. However, to access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr_2016.jsp).

Registered shareholders may cease to receive the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact CST Trust Company, the bank’s transfer agent, at the address noted above.

If you wish to receive a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/investor-relations/ir-homepage/annual-meetings/2016/index.jsp) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,

•  By phone at 416-944-6367 or 1-866-756-8936

•  By mail to:

        The Toronto-Dominion Bank

        c/o TD Shareholder Relations

        P.O. Box 1, Toronto-Dominion Centre

        Toronto, Ontario M5K 1A2

•  By email to tdshinfo@td.com

You may contact the independent directors through the Chairman of the Board,

•  By mail to:

        Mr. Brian M. Levitt

        Chairman of the Board

        The Toronto-Dominion Bank

        P.O. Box 1, Toronto-Dominion Centre

        Toronto, Ontario M5K 1A2

•  By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the chairman will be communicated to Mr. Levitt.